UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ATENTO S.A.

INDEX

Financial Information

For the Three Months Ended March 31, 2017

PART I – PRESENTATION OF FINANCIAL AND OTHER INFORMATION	3
SELECTED HISTORICAL FINANCIAL INFORMATION	5
SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION	6
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OS OPERATIONS	12
INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2017	26
PART II – OTHER INFORMATION	66
LEGAL PROCEEDINGS	66
RISK FACTORS	66

PART I - PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Atento S.A. (“Atento”, the “Company”, “we” or the “Organization”) was formed as a direct subsidiary of Atalaya Luxco Topco S.C.A. (“Topco”). In April 2014, Topco also incorporated Atalaya Luxco PIKCo S.C.A. (“PikCo”) and on May 15, 2014 Topco contributed to PikCo: (i) all of its equity interests in its then direct subsidiary, Atalaya Luxco Midco S.à.r.l. (“Midco”), the consideration for which was an allocation to PikCo’s account “capital contributions not remunerated by shares” (the “Reserve Account”) equal to €2 million, resulting in Midco becoming a direct subsidiary of PikCo; and (ii) all of its debt interests in Midco (comprising three series of preferred equity certificates (the “Original Luxco PECs”)), the consideration for which was the issuance by PikCo to Topco of preferred equity certificates having an equivalent value. On May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of preferred equity certificates (together with the Original Luxco PECs, the “Luxco PECs”).

In connection with the completion of Atento’s initial public offering (the “IPO”) in October 2014, Topco transferred its entire interest in Midco (€31,000 of share capital) to PikCo, the consideration for which was an allocation of €31,000 to PikCo’s Reserve Account. PikCo then contributed all of the Luxco PECs to Midco (the “Contribution”), the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. Upon completion of the Contribution, the Luxco PECs were capitalized by Midco. PikCo then transferred the remainder of its interest in Midco (€12,500 of share capital) to the Company, in consideration for which the Company issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity will be allocated to the Company’s share premium account. As a result of this transfer, Midco became a direct subsidiary of the Company. The Company completed a share split (the “Share Split”) whereby it issued approximately 2,219.212 ordinary shares for each ordinary share outstanding as of September 3, 2014. The foregoing is collectively referred as the “Reorganization Transaction”.

On October 7, 2014, we completed our IPO and issued 4,819,511 ordinary shares at a price of $15.00 per share. As a result of the IPO, the Share Split and the Reorganization Transaction, we had 73,619,511 ordinary shares outstanding and owned 100% of the issued and outstanding share capital of Midco, as of November 9, 2015.

On August 4, 2015, our Board of Directors (“the Board”) approved a share capital increase and issued 131,620 shares, increasing the number of outstanding shares to 73,751,131.

On July 28, 2016 the Board approved a share capital increase and issued 157,925 shares, increasing the number of outstanding shares to 73,909,056.

Acquisition and Divestment Transactions

On September 2, 2016, the Company through its direct subsidiary Atento Brasil acquired 81,49%, the controlling interest of RBrasil Soluções S.A. (RBrasil) and on September 30, 2016 the Company through its direct subsidiary Atento Teleservicios España sold 100% of Atento Morocco.

On March 21, 2017, the Company entered into an agreement to acquire the control of Interfile Gestão de Documentos e Processos Ltda (“Interfile”), a leading provider of credit origination BPO Services in Brazil. Financial terms of the transaction were not disclosed and the acquisition is subject to customary closing conditions and regulatory approval. Through this acquisition, we will be able to expand our capabilities in the financial services segment, especially in credit origination, and strengthen our leadership position in the Latin America CRM BPO market.

In this Interim Report, all references to “U.S. dollar” and “$” (USD) are to the lawful currency of the United States and all references to “Euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, all references to Brazilian Reais or “R$” (BRL), Mexican Peso (MXN), Chilean Peso (CLP), Argentinean Peso (ARS), Colombian Peso (COP) and Peruvian Nuevos Soles (PEN) are to the lawful currencies of Brazil, Mexico, Chile, Argentina, Colombia and Peru, respectively.

The following table shows the exchange rates of the U.S. dollar to these currencies for the periods and dates indicated as reported by the relevant central banks of the European Union and each country, as applicable.

	2016		2016		2017
	Average FY	December 31	Average Q1	March 31	Average Q1	March 31
Euro (EUR)	0.90	0.95	0.91	0.88	0.94	0.94
Brazil (BRL)	3.48	3.26	3.91	3.56	3.14	3.17
Mexico (MXN)	18.69	20.62	18.05	17.24	20.32	18.80
Colombia (COP)	3,054.33	3,000.71	3,259.17	3,023.21	2,922.44	2,880.24
Chile (CLP)	676.73	667.29	702.02	669.80	655.29	662.66
Peru (PEN)	3.38	3.36	3.45	3.32	3.29	3.25
Argentina (ARS)	14.78	15.89	14.46	14.70	15.67	15.39

SELECTED HISTORICAL FINANCIAL INFORMATION

The consolidated financial information of Atento are the consolidated results of operations of Atento, which includes the three months ended March 31, 2016 and 2017.

We  present  our  historical  financial  information  under  International  Financial  Reporting  Standards  (“IFRS”)  as  issued  by  the  International  Accounting Standards Board (the “IASB”). The unaudited interim consolidated financial statements for the three months ended March 31, 2016 and 2017 (the “interim consolidated financial statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting.

As described in Note 4 of the interim consolidated financial statements, included elsewhere in this document, the accounting policies adopted in preparation of this interim consolidated financial statements are consistent with those followed in the preparation of the consolidated annual financial statements for the year ended December 31, 2016.

Rounding

Certain numerical figures set out in this Interim Report, including financial data presented in millions or thousands and percentages, have been subject to rounding adjustments, and, as a result, the totals of the data in this Interim Report may vary slightly from the actual arithmetic totals of such data. Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in “Summary Consolidated Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are calculated using the numerical data in the financial statements or the tabular presentation of other data (subject to rounding) contained in this Interim Report, as applicable, and not using the numerical data in the narrative description thereof.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The following tables present a summary of the consolidated historical financial information for the periods as of the dates indicated and should be read in conjunction with the section of this document entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Financial Information” included elsewhere in this document.

	For the three months ended March 31,		Change (%)	Change excluding FX (%)
($ in millions)	2016	2017
	(unaudited)
Revenue (*)	415.7	468.0	12.6	3.0
Profit/(loss) from continuing operations	(4.4)	9.0	N.M.	N.M.
Loss from discontinued operations	(0.4)	-	N.M.	N.M.
Profit/(loss) for the period	(4.8)	9.0	N.M.	N.M.
EBITDA (1) (*)	37.5	50.2	33.9	22.4
Adjusted EBITDA (1) (*)	49.0	53.6	9.4	(0.2)
Adjusted Earnings (2) (*)	9.7	12.5	28.9	30.2
Adjusted Basic Earnings per share (in U.S. dollars) (3) (*)	0.13	0.17	30.8	30.8
Free Cash Flow (4)	(42.0)	(23.4)	44.3	35.1
Capital Expenditure (5)	(5.5)	(6.7)	(21.8)	(1.6)
Payments for acquisition of property, plant, equipment and intangible assets (6)	(19.1)	(14.1)	26.2	37.2
Total Debt	597.0	539.8	(9.6)	(14.2)
Cash and cash equivalents	148.6	170.9	15.0	12.9
Net debt with third parties (7)	448.4	368.9	(17.7)	(22.8)

(*)The amounts of March 31, 2016, were restated excluding discontinued operations – Morocco

N.M. means not meaningful

(1)    In considering the financial performance of the business, our management analyzes the financial performance measures of EBITDA and Adjusted EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance expense, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude certain acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees, and other items not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the year/period from continuing operations.

        We believe EBITDA and Adjusted EBITDA are useful metrics for investors to understand our results of continuing operations and profitability because they permit investors to evaluate our recurring profitability from underlying operating activities. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. We believe Adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results of continuing operations.

         EBITDA and Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

         EBITDA and Adjusted EBITDA have limitations as analytical tools. These measures are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not necessary comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)” for a reconciliation of profit/(loss) for the periods from continuing operations to EBITDA and Adjusted EBITDA.

(2)    In considering the Company’s financial performance, our management analyzes the performance measure of Adjusted Earnings. Adjusted Earnings is defined as profit/(loss) for the periods from continuing operations adjusted for certain amortization of acquisition related intangible assets, restructuring costs, asset impairments and other non-ordinary expenses, site relocation costs, net foreign exchange impacts and their tax effects. Adjusted Earnings is not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted Earnings is profit/(loss) for the periods from continuing operations.

         We believe Adjusted Earnings is a useful metric for investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year returns, such as income tax expense and net finance costs.

         Our management uses Adjusted Earnings to (i) provide senior management with monthly reports of our operating results; (ii) prepare strategic plans and annual budgets; and (iii) review senior management’s annual compensation, in part, using adjusted performance measures.

         Adjusted Earnings is defined to exclude items that are not related to our core results of operations. Adjusted Earnings measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted Earnings related performance measure when reporting their results.

         Adjusted Earnings has limitations as an analytical tool. Adjusted Earnings is neither a presentation made in accordance with IFRS nor a measure of financial condition or liquidity, and should not be considered in isolation or as an alternative to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. Adjusted Earnings is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Reconciliation of Adjusted Earnings to profit/(loss)” for a reconciliation of Adjusted Earnings to our profit/(loss) for the period from continuing operations.

(3)    Adjusted Basic Earnings per share is calculated based on 73,909,056 weighted average number of ordinary shares outstanding as of March 31, 2017, 73,751,131 as of March 31, 2016.

(4)    We use free cash flow to assess our liquidity and the cash flow generation of our operating subsidiaries. We define free cash flow as net cash flow from operating activities less net cash and disposals of payments for acquisition of property, plant, equipment and intangible assets for the periods. The free cash flow does not include cash impacts of acquisition and or divestments.

(5)    We define capital expenditure as the sum of the additions to property, plant and equipment and the additions to intangible assets during the period.

(6)    Payments for acquisition of property, plant, equipment and intangible assets represent the cash disbursement for the period.

(7)    In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments.

Net debt with third parties has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt with third parties is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Financing Arrangements” for a reconciliation of total debt to net debt with third parties utilizing IFRS reported balances obtained from the financial information included elsewhere in this Interim Report. The most directly comparable IFRS measure to net debt with third parties is total debt.

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the three months ended March 31,
($ in millions)	2016	2017
	(unaudited)
(Loss)/profit from continuing operations (*)	(4.4)	9.0

Net finance expense (*)	19.5	12.0
Income tax expense (*)	1.0	3.8
Depreciation and amortization (*)	21.4	25.4

EBITDA (non-GAAP) (unaudited)	37.5	50.2

Restructuring costs (a)	6.2	3.4
Site relocation costs (b)	5.7	-
Asset impairments and Other (c)	(0.4)	-
Total non-recurring items (**)	11.5	3.4
Adjusted EBITDA (non-GAAP) (unaudited)	49.0	53.6

(*)The amounts of March 31, 2016, were restated excluding discontinued operations – Morocco

(**)     Non-recurring items fall primarily into three categories of investment:

•      The first includes investments to lower our variable cost structure, which is mostly labor, in response to the exceptional and severe adverse macroeconomic conditions in key markets such as Brazil, Mexico, Argentina and Spain, which drove significant declines in volume. For the three months ended March 31, 2016 and 2017 we invested $4.6 million and $2.5 million, respectively, in these activities.

•         The second includes investments in Brazil, to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities. For the three months ended March 31, 2016 we invested $5.7 million in these activities. We have not invested in this program for the three months ended in March 31, 2017 as we consider it was substantially completed in 2016. We ended the three months period at March 31, 2017 with 64.5% of our sites in Tier 2 cities.

•         The third includes investments to drive a more sustainable lower-cost and competitive operating model, especially considering the exceptional adverse macroeconomic circumstances and associated declines in volume referenced above. For the three months ended March 31, 2016 and 2017 we invested $1.6 million and $0.9 million, respectively, in these activities. We expect these adjustments due to exceptional macro circumstances in most cases like Brazil and Argentina, will continue until the third quarter of 2017.

 (a)     Restructuring costs incurred in the three months ended March 31, 2016 and 2017 primarily included restructuring activities and other personnel costs that were not related to our core results of operations. Restructuring costs for the three months ended March 31, 2016, primarily relates to costs to adapt the organization in EMEA to lower levels of activity, and severance costs in Brazil. Restructuring costs incurred in three months ended March 31, 2017, primarily relates to the costs to adapt the organization in Argentina to the lower level of activities and the investments made in Brazil to implement a lower-cost operating model.

 (b)     Site relocation costs incurred for three months ended March 31, 2016 include costs associated with our strategic initiative to relocate call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism.

 (c)     Asset impairments and other costs incurred for the three months ended March 31, 2016 primarily relates to the collection in EMEA of receivables that had previously been impaired.

Reconciliation of Adjusted Earnings to (loss)/profit:
	For the three months ended March 31,
($ in millions)	2016	2017
	(unaudited)
(Loss)/profit from continuing operations (*)	(4.4)	9.0
Amortization of acquisition related intangible assets (a)	5.4	6.8
Restructuring costs (b) (**)	6.2	3.4
Site relocation costs (c) (**)	5.7	-
Asset impairments and Other (d) (**)	(0.4)	-
Net foreign exchange gain on financial instruments (e)	(0.5)	-
Net foreign exchange impacts (f)	3.0	(3.3)
Tax effect (g)	(5.3)	(3.4)
Total of add-backs	14.1	3.5
Adjusted Earnings (non-GAAP) (unaudited)	9.7	12.5
Adjusted Basic Earnings per share (in U.S. dollars) (***) (unaudited)	0.13	0.17

(*)The amounts of March 31, 2016, were restated excluding discontinued operations – Morocco

(**)     Non-recurring items fall primarily into three categories of investment:

•      The first includes investments to lower our variable cost structure, which is mostly labor, in response to the exceptional and severe adverse macroeconomic conditions in key markets such as Brazil, Mexico, Argentina and Spain, which drove significant declines in volume. For the three months ended March 31, 2016 and 2017 we invested $4.6 million and $2.5 million, respectively, in these activities.

•         The second includes investments in Brazil, to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities. For the three months ended March 31, 2016 we invested $5.7 million in these activities. We have not invested in this program for the three months ended in March 31, 2017 as we consider it was substantially completed in 2016. We ended the three months period at March 31, 2017 with 64.5% of our sites in Tier 2 cities.

•         The third includes investments to drive a more sustainable lower-cost and competitive operating model, especially considering the exceptional adverse macroeconomic circumstances and associated declines in volume referenced above. For the three months ended March 31, 2016 and 2017 we invested $1.6 million and $0.9 million, respectively, in these activities. We expect these adjustments due to exceptional macro circumstances in most cases like Brazil and Argentina, will continue until the third quarter of 2017.

(a)     Amortization of acquisition related intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.

   (b)   Restructuring costs incurred in the three months ended March 31, 2016 and 2017 primarily included restructuring activities and other personnel costs that were not related to our core results of operations. Restructuring costs for the three months ended March 31, 2016, primarily relates to costs to adapt the organization in EMEA to lower levels of activity, and severance costs in Brazil. Restructuring costs incurred in three months ended March 31, 2017, primarily relates to the costs to adapt the organization in Argentina to the lower level of activities and the investments made in Brazil to implement a lower-cost operating model.

   (c)   Site relocation costs incurred for three months ended March 31, 2016 include costs associated with our strategic initiative to relocate call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism.

   (d)   Asset impairments and other costs incurred for the three months ended March 31, 2016 primarily relates to the collection in EMEA of receivables that had previously been impaired.

   (e) Since April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge is recognized in other comprehensive income (equity) as from that date. The gains or losses related to the ineffective portion are recognized in the income statements and for comparability, and those adjustments are added back to calculate Adjusted Earnings.

   (f)  Since 2015, management analyzes the Company financial condition performance excluding net foreign exchange impacts, which eliminates the volatility of foreign exchange variances from our operational results.

   (g) The tax effect represents the impact of the taxable adjustments based on a tax rate of 27.3% and 49.3%, for the three months ended March 31, 2016 and 2017, respectively.

(***) Adjusted Earnings per share is calculated based on 73,909,056 weighted average number of ordinary shares outstanding as of March 31, 2017, 73,751,131 as of March 31, 2016.

Financing Arrangements

Certain of our debt agreements contain financial ratios as an instrument to monitor the Company’s financial condition and as preconditions to certain transactions (e.g. the incurrence of new debt, permitted payments). The following is a brief description of the financial ratios.

1.       Gross Leverage Ratio (applies to Atento S.A.) – measures the level of gross debt to EBITDA, as defined in the debt agreements. The contractual ratio indicates that the gross debt should not surpass 2.8 times the EBITDA for the last twelve months. As of March 31, 2017, the current ratio was 2.4.

2.       Fixed Charge Coverage Ratio (applies to Restricted Group) – measures the Company’s ability to pay interest expenses and dividends (fixed charge) in relation to EBITDA, as described in the debt agreements. The contractual ratio indicates that the EBITDA for the last twelve months should represent at least 2 times the fixed charge of the same period. As of March 31, 2017, the current ratio was 3.2.

3.       Net Debt Brazilian Leverage Ratio (applies only to Brazil) – measures the level of net debt (gross debt, less cash, cash equivalents and short-term investments) to EBITDA – each as defined in the debt agreements. The contractual ratio indicates that Brazil net debt should not surpass 2.0 times the Brazilian EBITDA. As of March 31, 2017, the current ratio was 1.2. This is the only ratio considered as a financial covenant.

The Company regularly monitors all financial ratios under the debt agreements. As of March 31, 2016 and 2017, we were in compliance with the terms of our covenants.

	As of March 31,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2016	2017
Cash and cash equivalents	148.6	170.9
Debt:
7.375% Senior Secured Notes due 2020	296.6	298.2
Brazilian Debentures	192.3	167.6
Contingent Value Instrument (1)	23.9	-
Finance Lease Payables	4.2	3.2
Other Borrowings	80.0	70.8
Total Debt	597.0	539.8
Net Debt with third parties (2) (unaudited)	448.4	368.9
Adjusted EBITDA LTM (3) (*) (non-GAAP) (unaudited)	240.3	226.8
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.9x	1.6x

(*) Restated, excluding discontinued operations – Morocco.

(1)         The CVI was terminated on November 8, 2016 as described in “Note 10 of the interim consolidated financial statements”.

(2)         In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash, cash equivalents, and short-term financial investments. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(3)         Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude certain acquisition and integration related costs, restructuring costs, management fees, site-relocation costs, financing fees and other items, which are not related to our core results of operations.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Form 6-K providing quarterly and annual information contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995, relating to our operations, expected financial position, results of operation, and other business matters that are based on our current expectations, assumptions, and projections with respect to the future, and are not a guarantee of performance. In this Report, when we use words such as “may,” “believe,” “plan,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “project,” “would,” “could,” “target,” or similar expressions, or when we discuss our strategy, plans, goals, initiatives, or objectives, we are making forward-looking statements.

We caution you not to rely unduly on any forward-looking statements. Actual results may differ materially from what is expressed in the forward-looking statements, and you should review and consider carefully the risks, uncertainties and other factors that affect our business and may cause such differences.

The forward-looking statements are based on information available as of the date that this Form 6-K furnished with the United States Securities and Exchange Commission (“SEC”) and we undertake no obligation to update them. Such forward–looking statements are based on numerous assumptions and developments that are not within our control. Although we believe these forward-looking statements are reasonable, we cannot assure you they will turn out to be correct.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and the results of operations is based upon and should be read in conjunction with the consolidated financial information of Atento.

Factors which could cause or contribute to such difference, include, but are not limited to, those discussed elsewhere in this Report, particularly under “Cautionary Statement with respect to Forward-Looking Statements” and the section entitled “Risk Factors” in the 20-F.

Overview

Atento is the largest provider of customer-relationship management and business-process outsourcing (“CRM BPO”) services and solutions in Latin America (“LatAm”) and Spain, and the third largest provider by revenue globally. Atento’s tailored CRM BPO solutions are designed to enable our client’s ability to deliver a high-quality product by creating a best-in-class experience for their customers, enabling our clients to focus on operating their core businesses. Atento utilizes its industry expertise commitment to customer care, and consultative approach, to offer superior and scalable solutions across the entire value chain for customer care, customizing each solution to the individual client’s needs.

In the third quarter of 2016 we announced a refreshed strategy to drive long-term profitable growth and create shareholder value. Recent market trends, including the macroeconomic pull-back in Brazil (the largest CRM BPO market in Latin America), and the accelerating adoption of omni-channel and digital capabilities, prompted us to reexamine the priorities that support our long-term strategy. The ultimate goal of this exercise, or Strategy Refresh, was to ensure we had the right focus and capabilities to capitalize on industry trends in Latin America and leverage our scale and financial strength to selectively broaden and diversify in key verticals, countries, and solutions.

We offer a comprehensive portfolio of customizable, and scalable, solutions including front and back-end services ranging from sales, applications-processing, customer care and credit-management. We leverage our deep industry knowledge and capabilities to provide industry-leading solutions to our clients. We provide our solutions to over 400 clients via over 150,000 highly engaged customer care specialists facilitated by our best-in-class technology infrastructure and multi-channel delivery platform. We believe we bring a differentiated combination of scale, capacity for processing client’s transactions, and industry expertise to our client’s customer care operations, which allow us to provide higher-quality and lower cost customer care services than our clients could deliver on their own.

We operate in 13 countries worldwide and organize our business into three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the three months ended March 31, 2017, Brazil accounted for 50.9% of our revenue, Americas accounted for 37.1% of our revenue and EMEA accounted for 12.1% of our revenue (in each case, before holding company level revenue and consolidation adjustments).

Our number of workstations decreased from 90,312 as of March 31, 2016 to 87,535 as of March 31, 2017. In general, our competitors have higher EBITDA and depreciation expenses than us because we lease rather than own all our call center facilities (e.g., buildings and related equipment), except for IT infrastructure that is supported by Atento and it is depreciated.

As a part of our strategy to improve cost and increase efficiency, we continued to migrate a portion of our call centers from Tier 1 to Tier 2 cities. These cities, which tend to be smaller lower cost locations, allow us to optimize our lease expenses and reduce labor costs. By being a preferred employer we can then draw from new and larger pools of talent and reduce turnover and absenteeism. We have completed many successful site transfers in Brazil, Colombia and Argentina. In Brazil, for example, the percentage of total workstations located in tier 2 cities increased by 2.7%, from  61.8% for the three months ended March 31, 2016 to 64.5% for the three months ended March 31, 2017, due to the new sites opened outside Sao Paulo and Rio de Janeiro. As demand for our services and solutions grows, and their complexity continues to increase, we have opportunities to evaluate and adjust our site footprint even further to create the most competitive combination of quality and cost effectiveness for our customers.

The following table shows the number of workstations and delivery centers in each of the jurisdictions in which we operated as of March 31, 2016 and 2017:

	Number of Workstations		Number of Service Delivery Centers (1)
	2016	2017	2016	2017

Brazil	47,053	45,668	33	31
Americas	36,576	36,232	51	49
Argentina (2)	3,666	3,696	11	11
Central America (3)	2,592	2,354	5	4
Chile	2,742	2,691	3	3
Colombia	7,335	7,747	9	9
Mexico	9,870	10,233	16	15
Peru	9,061	8,201	4	4
United States (4)	1,310	1,310	3	3
EMEA	6,683	5,635	16	14
Morocco (5)	1,076	-	2	-
Spain	5,607	5,635	14	14
Total	90,312	87,535	100	94

(1)     Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.

(2)     Includes Uruguay.

(3)     Includes Guatemala and El Salvador.

(4)     Includes Puerto Rico.

(5)     Operations in Morocco were divested on September 30, 2016.

For the three months ended March 31, 2017, revenue generated from our 15 largest client groups represented 78.0% of our revenue as compared to 81.4% in the same period in the prior year. Excluding revenue generated from the Telefónica Group, our next 15 largest client groups represented 38.7% for the three months ended March 31, 2017 as compared to 38.3% in the same period in the prior year.

Our vertical industry expertise in telecommunications, financial services and multi-sector companies allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering effective business results and increasing the portion of our client’s services related to CRM BPO. For the three months ended March 31, 2016, CRM BPO solutions and individual services comprised approximately 22.5% and 77.5% of our revenue, respectively. For the same period in 2017, CRM BPO solutions and individual services comprised approximately 26.3% and 73.7% of our revenue, respectively.

For the three months ended March 31, 2016, telecommunications represented 48.9% of our revenue and financial services represented 34.7% of our revenue, compared to 47.1% and 33.3%, respectively, for the same period in 2017. Additionally, during the three months ended March 31, 2016 and 2017 sales by service were:

	For the three months ended March 31,
	2016	2017
Customer Service	49.6%	50.2%
Sales	16.4%	16.3%
Collection	10.2%	9.5%
Back Office	10.5%	11.2%
Technical Support	9.6%	8.7%
Others	3.7%	4.1%
Total	100.0%	100.0%

Average headcount

The average headcount in the Atento Group in the three months ended March 31, 2016 and 2017 and the breakdown by country is presented as follow:

	March 31,
	2016	2017
Brazil	81,746	78.285
Central America	5,933	4.983
Chile	4,821	5.109
Colombia	7,904	9.232
Spain	10,181	10.206
Morocco (*)	1,124	-
Mexico	20,152	18.093
Peru	16,357	15.989
Puerto Rico	879	781
United States	776	576
Argentina and Uruguay	7,821	7.068
Corporate	133	83
Total	157,827	150,405

(*) Operations in Morocco were divested on September 30, 2016.

Consolidated Income Statements for the Three Months Ended March 31, 2016 and 2017

	For the three months ended March 31,		Change (%)	Change excluding FX (%)
($ in millions, except percentage changes)	2016 (*)	2017
	(unaudited)
Revenue	415.7	468.0	12.6	3.0
Other operating income	0.8	0.8	-	14.3
Operating expenses:
Supplies	(15.0)	(16.8)	(12.0)	(4.3)
Employee benefit expenses	(312.6)	(345.8)	(10.6)	(1.6)
Depreciation	(10.7)	(11.8)	(10.3)	1.7
Amortization	(10.7)	(13.6)	(27.1)	(16.2)
Changes in trade provisions	(0.3)	(0.2)	33.3	33.3
Other operating expenses	(51.1)	(55.8)	(9.2)	2.8
Total operating expenses	(400.4)	(444.0)	(10.9)	(1.4)

Operating profit	16.1	24.8	54.0	42.5

Finance income	1.5	2.1	40.0	16.7
Finance costs	(17.9)	(17.4)	2.8	12.1
Change in fair value of financial instruments	0.5	-	N.M.	N.M.
Net foreign exchange (loss)/gain	(3.6)	3.3	N.M.	N.M.

Net finance expense	(19.5)	(12.0)	38.5	43.7

(Loss)/profit before tax	(3.4)	12.8	N.M.	N.M.

Income tax expense	(1.0)	(3.8)	N.M.	N.M.
(Loss)/profit from continuing operations	(4.4)	9.0	N.M.	N.M.
Loss from discontinued operations	(0.4)	-	N.M.	N.M.
(Loss)/profit for the period	(4.8)	9.0	N.M.	N.M.
(Loss)/profit attributable to:
Owners of the parent	(4.8)	8.9	N.M.	N.M.
Non-controlling interest	-	0.1	N.M.	N.M.
(Loss)/profit for the period	(4.8)	9.0	N.M.	N.M.
Other financial data:
EBITDA (1) (unaudited)	37.5	50.2	33.9	22.4
Adjusted EBITDA (1) (unaudited)	49.0	53.6	9.4	(0.2)
(1) For reconciliation with IFRS as issued by the IASB, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".
(*) Restated, excluding discontinued operations - Morocco.
N.M. means not meaningful

Consolidated Income Statements by Segment for the Three Months Ended March 31, 2016 and 2017
	For the three months ended March 31,		Change (%)	Change excluding FX (%)
($ in millions, except percentage changes)	2016 (*)	2017
	(unaudited)
Revenue:
Brazil	182.5	238.4	30.6	5.2
Americas	177.3	173.4	(2.2)	(0.3)
EMEA	56.3	56.7	0.7	4.2
Other and eliminations (1)	(0.4)	(0.5)	(25.0)	N.M.
Total revenue	415.7	468.0	12.6	3.0
Operating expenses:
Brazil	(175.4)	(220.0)	(25.4)	(1.0)
Americas	(163.1)	(166.8)	(2.3)	(4.3)
EMEA	(59.9)	(55.0)	8.2	5.2
Other and eliminations (1)	(2.0)	(2.2)	(10.0)	(22.2)
Total operating expenses	(400.4)	(444.0)	(10.9)	(1.4)
Operating profit/(loss):
Brazil	7.2	18.7	N.M.	114.9
Americas	14.5	6.8	(53.1)	(52.4)
EMEA	(3.1)	1.9	N.M.	N.M.
Other and eliminations (1)	(2.5)	(2.6)	(4.0)	(8.3)
Total operating profit	16.1	24.8	54.0	41.7
Net finance expense:
Brazil	(8.3)	(8.1)	2.4	21.4
Americas	(3.0)	(1.7)	43.3	43.3
EMEA	(3.1)	(3.3)	(6.5)	(13.8)
Other and eliminations (1)	(5.1)	1.1	121.6	N.M.
Total net finance expense	(19.5)	(12.0)	38.5	42.9
Income tax benefit/(expense):
Brazil	1.2	(2.2)	N.M.	N.M.
Americas	(5.1)	(3.2)	37.3	37.3
EMEA	1.6	0.1	(93.8)	(93.3)
Other and eliminations (1)	1.3	1.5	15.4	7.1
Total income tax expense	(1.0)	(3.8)	N.M.	N.M.
Profit/(loss) from continuing operations:
Brazil	-	8.4	N.M.	N.M.
Americas	6.4	1.9	(70.3)	(69.4)
EMEA	(4.6)	(1.3)	71.7	71.1
Other and eliminations (1)	(6.2)	-	N.M.	N.M.
(Loss)/profit from continuing operations	(4.4)	9.0	N.M.	N.M.
Loss from discontinued operations	(0.4)	-	N.M.	N.M.
Profit/(loss) for the period:
Brazil	-	8.4	N.M.	N.M.
Americas	6.4	1.9	(70.3)	(69.4)
EMEA	(5.0)	(1.3)	74.0	73.5
Other and eliminations (1)	(6.2)	-	N.M.	N.M.
(Loss)/profit for the period	(4.8)	9.0	N.M.	N.M.
Profit attributable to:
Owners of the parent	(4.8)	8.9	N.M.	N.M.
Non-controlling interest	-	0.1	N.M.	N.M.
Other financial data:
EBITDA (2):
Brazil	18.1	33.2	83.4	49.6
Americas	22.6	15.0	(33.6)	(32.7)
EMEA	(0.9)	4.4	N.M.	N.M.
Other and eliminations (1)	(2.3)	(2.4)	(4.3)	(4.3)
Total EBITDA (unaudited)	37.5	50.2	33.9	22.4
Adjusted EBITDA (2):
Brazil	24.9	34.3	37.8	12.8
Americas	23.4	17.4	(25.6)	(24.7)
EMEA	2.9	4.2	44.8	68.0
Other and eliminations (1)	(2.2)	(2.3)	(4.5)	N.M.
Total Adjusted EBITDA (unaudited)	49.0	53.6	9.4	(0.2)
(*) Restated, excluding discontinued operations - Morocco.
(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.
(2) For reconciliation with IFRS as issued by the IASB, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".
N.M. means not meaningful

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016

Revenue

Revenue increased by $52.3 million, or 12.6%, from $415.7 million for the three months ended March 31, 2016 to $468.0 million for the three months ended March 31, 2017. Excluding the impact of foreign exchange, revenue increased 3.0%.

Multisector delivered strong growth, with a revenue increase of $47.9 million, or 20.6%, from $232.5 million for the three months ended March 31, 2016 to $280.4 million for the three months ended March 31, 2017. Excluding the impact of foreign exchange, revenue from multisector clients increased 8.8%, supported by gains in all regions.

Revenue from Telefónica increased by $4.4 million, or 2.4%, from $183.2 million for the three months ended March 31, 2016 to $187.4 million for the three months ended March 31, 2017. Excluding the impact of foreign exchange, revenue from Telefónica clients decreased 4.7%, mainly by reduction in Brazil, México, Argentina and Peru.

For the three months ended March 31, 2017, revenue from multisector clients was 59.9% of total revenue, compared to 55.9% for the three months ended March 31, 2016, an increase of 4.0 percentage point.

 The following chart sets forth a breakdown of revenue by geographical region for the three months ended March 31, 2016 and 2017 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the three months ended March 31,
($ in millions, except percentage changes)	2016	(%)	2017	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(unaudited)
Brazil	182.5	43.9	238.4	50.9	30.6	5.2
Americas	177.3	42.7	173.4	37.1	(2.2)	(0.3)
EMEA (*)	56.3	13.5	56.7	12.1	0.7	4.2
Other and eliminations (1)	(0.4)	(0.1)	(0.5)	(0.1)	(25.0)	-
Total	415.7	100.0	468.0	100.0	12.6	3.0

(*)The amounts of March 31, 2016, were restated excluding discontinued operations – Morocco
(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the three months ended March 31, 2016 and 2017 was $182.5 million and $238.4 million, respectively, an increase of $55.9 million, or 30.6%. Excluding the impact of foreign exchange, revenue increased by 5.2%. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 3.3%, due to lower volumes while revenue from multisector clients increased by 9.7%, supported by new clients wins.

Americas

Revenue in Americas for the three months ended March 31, 2016 and 2017 was $177.3 million and $173.4 million, respectively,  a decrease of  $3.9 million, or 2.2%. Excluding the impact of foreign exchange, revenue decreased 0.3%. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 9.0%, driven by lower volumes in Mexico and Argentina while revenue from multisector clients increased by 7.5%, supported by new client wins in Colombia, Chile, Peru and our U.S. Nearshore business.

EMEA

Revenue in EMEA for the three months ended March 31, 2016 and 2017 was $56.3 million and $56.7 million, respectively, an increase of $0.4 million, or 0.7%. Excluding the impact of foreign exchange, revenue increased by 4.2%. Excluding the impacts of foreign exchange, revenue from Telefónica increased by 2.1%, due to higher volume in Spain, while revenue from multisector clients increased by 8.3%, supported by new service wins.

Other operating income

Other operating income totaled $0.8 million for the three months ended March 31, 2016 and 2017.

Total operating expenses

Total operating expenses increased by $43.6 million, or 10.9%, from $400.4 million for the three months ended March 31, 2016 to $444.0 million for the three months ended March 31, 2017. Excluding the impact of foreign exchange, operating expenses increased by 1.4%, mainly in Brazil (set up costs incurred to implement operations for recently acquired new clients) Argentina (higher inflation) and Peru (costs incurred to mitigate the flooding impact that forced temporary site closings) with cost reduction initiatives implemented across all regions. As a percentage of revenue, operating expenses represented 96.3% and 94.9% for the three months ended March 31, 2016 and 2017, respectively. Excluding the impact of foreign exchange, operating expenses as a percentage of revenue, was maintained at the same level as in the three months ended in March 31, 2016.

Supplies: Supplies expenses increased by $1.8 million, or 12.0%, from $15.0 million for the three months ended March 31, 2016 to $16.8 million for the three months ended March 31, 2017. Excluding the impact of foreign exchange, supplies expenses increased by 4.3%, mainly due to higher set up costs to implement operations for recent acquired customers in Brazil. As a percentage of revenue, supplies represented 3.6% for the three months ended March 31, 2016 and 2017.

Employee benefit expenses: Employee benefit expenses increased by $33.2 million, or 10.6%, from $312.6 million for the three months ended March 31, 2016 to $345.8 million for the three months ended March 31, 2017. Excluding the impact of foreign exchange, employee benefit expenses increased by 1.6%, mainly in Brazil (set up costs for new clients and higher labor expenses as per new collective agreement recently signed) and Americas (higher inflation in Argentina). As a percentage of revenue, employee benefit expenses represented 75.2% and 73.9% for the three months ended March 31, 2016 and 2017, respectively.

 Depreciation and amortization: Depreciation and amortization expenses increased by $4.0 million, or 18.7%, from $21.4 million for the three months ended March 31, 2016 to $25.4 million for the three months ended March 31, 2017. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 7.2%, mainly due to enhanced technology platform supporting higher value added services.

Changes in trade provisions: Changes in trade provisions decreased by $0.1 million, from negative figure of $0.3 million for the three months ended March 31, 2016 to negative figure of $0.2 million for the three months ended March 31, 2017. As a percentage of revenue, changes in trade provisions constituted 0.1% for the three months ended March 31, 2016 and zero for the three months ended March 31, 2017.

Other operating expenses: Other operating expenses increased by $4.7 million, or 9.2%, from $51.1 million for the three months ended March 31, 2016 to $55.8 million for the three months ended March 31, 2017. Excluding the impact of foreign exchange, other operating expenses decreased by 2.8%, mainly in Brazil. As a percentage of revenue, other operating expenses were 12.3% and 11.9% for the three months ended March 31, 2016 and 2017, respectively.

Brazil

 Total operating expenses in Brazil increased by $44.6 million, or 25.4%, from $175.4 million for the three months ended March 31, 2016 to $220.0 million for the three months ended March 31, 2017. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 1.0%, due to higher activity and set up costs to implement the operation in the recent acquired customers. Operating expenses as a percentage of revenue decreased from 96.1% to 92.3%, for the three months ended March 31, 2016 and 2017, respectively.

Americas

Total operating expenses in the Americas increased by $3.7 million, or 2.3%, from $163.1 million for the three months ended March 31, 2016 to $ 166.8 million for the three months ended March 31, 2017. Excluding the impact of foreign exchange, operating expenses in the Americas increased by 4.3%. Operating expenses as a percentage of revenue increased from 92.0% to 96.2%, for the three months ended March 31, 2016 and 2017, respectively. This increase reflects the difference in timing between the revenue reduction and the effects of the cost initiatives that have been implemented.

EMEA

Total operating expenses in EMEA decreased by $ 4.9 million, or 8.2%, from $59.9 million for the three months ended March 31, 2016 to $55 million for the three months ended March 31, 2017. Excluding the impact of foreign exchange, operating expenses in EMEA decreased by 5.2%. Operating expenses as a percentage of revenue decreased from 106.4% to 97.0%, for the three months ended March 31, 2016 and 2017, respectively.

Operating profit

Operating profit increased by $8.7 million, from $16.1 million for the three months ended March 31, 2016 to $24.8 million for the three months ended March 31, 2017. Excluding the impact of foreign exchange, operating profit increased $7.4 million. Operating profit margin increased from 3.9% for the three months ended March 31, 2016 to 5.3% for the three months ended on March 31, 2017.

Brazil

Operating profit in Brazil increased by $11.5 million, from $7.2 million for the three months ended March 31, 2016 to $18.7 million for the three months ended March 31, 2017. Excluding the impact of foreign exchange, operating profit increased by 114%. Operating profit margin in Brazil increased from 3.9% for three months ended March 31, 2016 to 7.8% for the three months ended March 31, 2017.

Americas

Operating profit in the Americas decreased by $ 7.7 million, from $14.5 million for the three months ended March 31, 2016 to $6.8 million for the three months ended March 31, 2017. Excluding the impact of foreign exchange, operating profit decreased by $7.5 million. Operating profit margin in Americas decreased from 8.2% for the three months ended March 31, 2016 to 3.9% for the three months ended March 31, 2017. The decrease was mainly driven by results in Mexico, Argentina, Peru and Colombia.

EMEA

Operating profit in EMEA changed by $5.0 million, from a loss of  $3.1 million for the three months ended March 31, 2016 to a profit of $1.9 million for the three months ended March 31, 2017. Operating profit margin increased from negative margin of 5.5% to a positive margin of 3.4%. This increase is mainly related to higher revenues from both Telefónica and Multisector clients and lower costs as a result of the implementation of cost saving initiatives.

Finance income

Finance income was $2.1 million for the three months ended March 31, 2017, compared to $1.5 million for the three months ended March 31, 2016. Excluding the impact of foreign exchange, finance income increased by 16.7% during the three months ended March 31, 2017.

Finance costs

Finance costs decreased by $0.5 million, or 2.8%, from a cost of $17.9 million for the three months ended March 31, 2016 to $17.4 million for the three months ended March 31, 2017. Excluding the impact of foreign exchange, finance costs decreased by 12.1% during the three months ended March 31, 2017. The decrease in finance costs was driven by a lower outstanding amount on Brazilian Debentures and BNDES credit facilities.

Changes in fair value of financial instruments

Changes in fair value of financial instruments changed by $0.5 million, from a gain of $0.5 million for the three months ended March 31, 2016 to zero for the three months ended March 31, 2017. This gain is related to the ineffective portion of derivative instruments.

Net foreign exchange loss

Net foreign exchange loss changed by $6.9 million, from a loss of $3.6 million for the three months ended March 31, 2016 to a gain of $3.3 million for the three months ended March 31, 2017. This gain was mainly due to intercompany, balances and therefore has no effect on cash.

Income tax expense

Income tax expense for the three months ended March 31, 2016 and 2017 was $1.0 million and $3.8 million, respectively. This movement is due to a higher profit before tax in 2017.

Profit for the period

Profit for the three months ended March 31, 2016 and 2017 was a loss of $4.8 million and a profit of $9.0 million, respectively, as a result of the items disclosed above.

EBITDA and Adjusted EBITDA

EBITDA increased by $12.7 million, or 33.9%, from $37.5 million for the three months ended March 31, 2016 to $50.2 million for the three months ended March 31, 2017. For the same time period, Adjusted EBITDA increased by $4.6 million, or 9.4% from $49.0 million for the three months ended March 31, 2016 to 53.6 million for the three months ended March 31, 2017. The difference between EBITDA and Adjusted EBITDA is due to the exclusion of items that were not related to our core results of operations. Our Adjusted EBITDA is defined as EBITDA adjusted to exclude the, restructuring costs, site relocation costs, asset impairments and other items which are not related to our core results of operations. See “Summary Consolidated Historical Financial Information” for a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA increased by 22.4% and Adjusted EBITDA decreased by 0.2%, mainly due to the reduction in revenues from Americas.

Brazil

EBITDA in Brazil increased by $15.1 million, or 83.4%, from $18.1 million for the three months ended March 31, 2016 to $33.2 million for the three months ended March 31, 2017. For the same period, Adjusted EBITDA increased by $9.4 million, or 37.8%, from $24.9 million to $34.3 million. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA increased by 49.6% and 12.8%, respectively. This increase is mainly driven by higher revenue and cost reduction initiatives implemented along 2016.

Americas

EBITDA in the Americas decreased by $7.6 million, or 33.6%, from $22.6 million for the three months ended March 31, 2016 to $ 15.0 million for the three months ended March 31, 2017. For the same period, Adjusted EBITDA decreased by $6 million, or 25.6%, from $23.4 million to $17.4 million.

Excluding the impact of foreign exchange, EBITDA decreased during this period by $7.3 million, or 32.7%, and Adjusted EBITDA decreased $5.7 million, or 24.7% respectively.

The decrease in Adjusted EBITDA and EBITDA is due to declines in volume and continued challenges macroeconomic environment in Mexico and Argentina.

EMEA

EBITDA in EMEA increased by $5.3 million, from a negative $0.9 million for the three months ended March 31, 2016 to a positive $4.4 million for the three months ended March 31, 2017. For the same period, Adjusted EBITDA increased by 44.8%, from $2.9 million to $4.2 million. This increase is mainly related to higher revenues from both Telefónica and Multisector clients.

Excluding the impact of foreign exchange, EBITDA increased during this period by $5.6 million, while Adjusted EBITDA increased by $1.7 million, or 68.0%, respectively. The EBITDA of March 31, 2016 was also impacted by non-recurring expenses related to investments to adjust cost structure in the Region.

Liquidity and Capital Resources

As of March 31, 2017, our outstanding debt was $ 539.8 million, which includes $ 298.2 million of our 7.375% Senior Secured Notes due 2020, $ 167.6 million equivalent of Brazilian Debentures, $67.8 million of financing provided by BNDES,  $3.2 million of finance lease payables and $3.0 million of other bank borrowings.

 For the three months ended March 31, 2017, our cash flow used in operating activities was $ 9.3 million, which includes interest paid of $16.1 million. Our cash flow from operating activities, before giving effect to the payment of interest, was a generation of $6.8 million.

Interim Consolidated Statements of Cash Flow for the Three Months Ended March 31, 2016 and 2017

(THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE INDICATED)

	For the three months ended March 31,
	2016	2017
	(unaudited)
Operating activities
(Loss)/profit from continuing operations before tax	(3,390)	12,778
(Loss)/profit from discontinued operations before tax	(408)	-
(Loss)/profit before tax	(3,798)	12,778
Adjustments to reconcile (loss)/profit before tax to net cash flows:
Amortization and depreciation	21,651	25,426
Impairment losses	260	202
Change in provisions	1,831	3,785
Grants released to income	(78)	(80)
Losses on disposal of fixed assets	(123)	(27)
Finance income	(1,501)	(2,116)
Finance costs	17,858	17,435
Net foreign exchange differences	3,548	(3,278)
Change in fair value of financial instruments	(482)	(44)
Changes in other (gains)/losses and own work capitalized	(333)	1,283
	42,631	42,586
Changes in working capital:
Changes in trade and other receivables	(40,091)	(34,689)
Changes in trade and other payables	19,991	13,448
Other assets/(payables)	(17,917)	(15,571)
	(38,017)	(36,812)

Interest paid	(14,674)	(16,062)
Interest received	254	2,345
Income tax paid	(6,521)	(5,693)
Other payments	(2,741)	(8,460)
	(23,682)	(27,870)
Net cash flow used in operating activities	(22,866)	(9,318)
Investment activities
Payments for acquisition of intangible assets	(5,228)	(3,795)
Payments for acquisition of property, plant and equipment	(13,860)	(10,304)
Proceeds from sale of intangible assets	18	15
Proceeds from sale of property, plant and equipment	6	22
Net cash flow used in investment activities	(19,064)	(14,062)
Financing activities
Proceeds from borrowing from third parties	-	2,039
Repayment of borrowing from third parties	(1,863)	(8,128)
Net cash flow used in financing activities	(1,863)	(6,089)
Net decrease in cash and cash equivalents	(43,793)	(29,469)
Exchange differences	8,400	6,378
Cash and cash equivalents at beginning of period	184,020	194,035
Cash and cash equivalents at end of period	148,627	170,944

Cash Flow

As of March 31, 2017, we had cash and cash equivalents (net of any outstanding bank overdrafts) of approximately $170.9 million. We believe that our current cash flow used in operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	For the three months ended March 31,
($ in millions)	2016	2017
	(unaudited)
Cash used in operating activities	(22.9)	(9.3)
Cash used in investment activities	(19.1)	(14.1)
Cash used in financing activities	(1.9)	(6.1)
Net decrease in cash and cash equivalents	(43.8)	(29.5)
Effect of changes in exchanges rates	8.4	6.4

Cash used in Operating Activities

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016

Cash used in operating activities was $ 9.3 million for the three months ended March 31, 2017 compared to $ 22.9 million for the three months ended March 31, 2016. The increase in cash from operating activities resulted from favorable changes in working capital as a result of lower DSO (Day Sales Outstanding).

Cash used in Investment Activities

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016

Cash used in investment activities was $ 14.1 million for the three months ended March 31, 2017 compared to $ 19.1 million for the three months ended March 31, 2016. Cash used in investment activities for the three months ended March 31, 2017 was mainly related to capital expenditure.

Cash used in Financing Activities

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016

Cash used in financing activities was $ 6.1 million for the three months ended March 31, 2017 compared to cash used in financing activities of $ 1.9 million for the three months ended March 31, 2016. This increase is mainly due to the monthly contractual amortization of BNDES financing.

Free Cash Flow

Our Management uses free cash flow to assess our liquidity and the cash flow generation of our operating subsidiaries. We define free cash flow as net cash flow from operating activities less net cash and disposals of payments for acquisition of property, plant, equipment and intangible assets for the period. We believe that free cash flow is useful to investors because it adjusts our operating cash flow by the capital that is invested to continue and improve business operations.

Free cash flow has limitations as an analytical tool. The most directly comparable IFRS measure to free cash flow is cash flow from operating activities. Free cash flow is not a measure defined by IFRS and should not be considered in isolation from, or as an alternative to, cash flow from operating activities or other measures as determined in accordance with IFRS. Additionally, free cash flow does not represent the residual cash flow available for discretionary expenditures as it does not incorporate certain cash payments, including payments made on finance lease obligations or cash payments for business acquisitions. Free cash flow is not necessarily comparable to similarly titled measures used by other companies.

	For the three months ended March 31,
($ in millions)	2016	2017
	(unaudited)
Net cash flow used in operating activities	(22.9)	(9.3)
Payments for acquisition of property, plant, equipment and intangible assets	(19.1)	(14.1)
Free cash flow (non-GAAP) (unaudited)	(42.0)	(23.4)

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016

Free cash flow improved by $ 18.6 million from negative $42.0 million for the three months ended March 31, 2016 to negative $23.4 million for the three months ended March 31, 2017. This improvement was primarily driven by favorable changes in working capital as a result of changes in client payment terms which result in lower DSO.

Finance leases

The Company holds the following assets under finance leases:

	2016	2017
($ in millions)	Net carrying amount of asset	Net carrying amount of asset
Finance leases	(unaudited)
Plant and machinery	2.1	1.7
Furniture, tools and other tangible assets	3.0	1.3
Total	5.1	3.0

The present value of future finance lease payments is as follow:

	As of March 31,
	2016	2017
($ in millions)	Net carrying amount of asset	Net carrying amount of asset
	(unaudited)
Up to 1 year	2.2	1.9
Between 1 and 5 years	2.0	1.3
Total	4.2	3.2

Capital Expenditure

Our business has significant capital expenditure requirements, including for the construction and initial fit-out of our service delivery centers; improvements and refurbishment of leased facilities for our service delivery centers; acquisition of various items of property, plant and equipment, mainly comprised of furniture, computer equipment and technology equipment; and acquisition and upgrades of our software or specific customer’s software.

The funding of the majority of our capital expenditure is covered by existing cash and EBITDA generation. The table below shows our capital expenditure by segment for the three months ended March 31, 2016 and 2017:

	For the three months ended March 31,
	2016	2017
($ in millions)	(unaudited)

Brazil	4.4	3.3
Americas	1.0	3.3
EMEA	0.1	0.1
Total capital expenditure	5.5	6.7

Atento s.a. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2017.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2016 and March 31, 2017
(In thousands of U.S. dollars, unless otherwise indicated)

		December 31,	March 31,
ASSETS	Notes	2016	2017
NON-CURRENT ASSETS		802,944	794,609
Intangible assets		226,553	224,433
Goodwill		146,015	148,219
Property, plant and equipment		165,270	160,677
Non-current financial assets		138,950	131,006
Trade and other receivables	9	20,911	21,430
Other non-current financial assets	9	40,565	44,789
Derivative financial instruments	9	77,474	64,787
Other taxes receivable		7,815	8,014
Deferred tax assets		118,341	122,260

CURRENT ASSETS		574,674	613,558
Trade and other receivables		373,047	428,467
Trade and other receivables	9	350,902	402,152
Current income tax receivable		22,145	26,315
Other taxes receivable		6,452	13,041
Other current financial assets		1,140	1,106
Other financial assets	9	1,140	1,106
Cash and cash equivalents	9	194,035	170,944

TOTAL ASSETS		1,377,618	1,408,167

The accompanying notes are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2016 and March 31, 2017
(In thousands of U.S. dollars, unless otherwise indicated)

		December 31,	March 31,
EQUITY AND LIABILITIES	Notes	2016	2017
TOTAL EQUITY		430,203	441,794
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST		(718)	(672)
OWNERS OF THE PARENT COMPANY		430,921	442,466
Share capital	8	48	48
Reserve for acquisition of non-controlling interest		(1,057)	(1,087)
Share premium		639,435	639,435
Retained losses	8	(53,598)	(44,633)
Translation differences	8	(193,529)	(179,858)
Cash flow/net investment hedge		35,521	23,860
Stock-based compensation		4,101	4,701
NON-CURRENT LIABILITIES		598,808	592,492
Deferred tax liabilities		45,597	44,548
Debt with third parties	10	480,359	474,131
Derivative financial instruments	10	184	516
Provisions and contingencies	11	69,895	70,659
Non-trade payables		618	447
Option for the acquisition of non-controlling interest	10	1,057	1,087
Other taxes payable		1,098	1,104
CURRENT LIABILITIES		348,607	373,881
Debt with third parties	10	54,576	65,692
Trade and other payables		279,313	294,859
Trade payables		75,268	88,093
Income tax payables		4,030	6,719
Other taxes payables		68,800	69,725
Other non-trade payables		131,215	130,322
Current provisions	11	14,718	13,330
TOTAL EQUITY AND LIABILITIES		1,377,618	1,408,167

The accompanying notes are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
For the three months ended March 31, 2016 and 2017
(In thousands of U.S. dollars, unless otherwise indicated)

		For the three months ended March 31,
	Notes	2016 (*)	2017

Revenue		415,674	467,994
Other operating income		779	756
Operating expenses:
Supplies		(15,034)	(16,802)
Employee benefit expenses		(312,630)	(345,774)
Depreciation		(10,655)	(11,800)
Amortization		(10,672)	(13,626)
Changes in trade provisions		(260)	(202)
Other operating expenses		(51,138)	(55,771)
OPERATING PROFIT		16,064	24,775
Finance income		1,501	2,116
Finance costs		(17,856)	(17,435)
Change in fair value of financial instruments		482	44
Net foreign exchange (loss)/gain		(3,581)	3,278
NET FINANCE EXPENSE		(19,454)	(11,997)
(LOSS)/PROFIT BEFORE TAX		(3,390)	12,778
Income tax expense	12	(938)	(3,757)
(LOSS)/PROFIT FOR CONTINUING OPERATIONS		(4,328)	9,021
LOSS FOR DISCONTINUED OPERATIONS		(432)	-
(LOSS)/PROFIT FOR THE PERIOD		(4,760)	9,021
(LOSS)/PROFIT ATTRIBUTABLE TO:
OWNERS OF THE PARENT		(4,760)	8,965
NON-CONTROLLING INTEREST		-	56
(LOSS)/PROFIT FOR THE PERIOD		(4,760)	9,021
EARNINGS PER SHARE:
Basic (loss)/earnings per share from continuing operations (in U.S. dollars)	13	(0.06)	0.12
Basic loss per share from discontinued operations (in U.S. dollars)	13	(0.01)	-
Diluted (loss)/earnings per share from continuing operations (in U.S. dollars)	13	(0.06)	0.12
Diluted loss per share from discontinued operations (in U.S. dollars)	13	(0.01)	-

(*) Restated, excluding discontinued operations - Morocco
The accompanying notes are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three months ended March 31, 2016 and 2017
(In thousands of U.S. dollars, unless otherwise indicated)

	For the three months ended March 31,
	2016 (*)	2017
(Loss)/profit from continuing operations	(4,328)	9,021
(Loss)/profit from discontinued operations	(432)	-
(Loss)/profit for the period	(4,760)	9,021
Other comprehensive income/(loss)
Other comprehensive income/(loss) to be reclassified to profit and loss in subsequent periods
Cash flow/net investiment hedge	(7,247)	(12,178)
Tax effect on hedge	1,346	517
Translation differences	22,201	13,656
Other comprehensive income	16,300	1,995
Total comprehensive income	11,540	11,016
Total comprehensive income/(loss) attributable to:
Owners of the parent	11,540	10,975
Non-controlling interest	-	41
Total comprehensive income	11,540	11,016
(*) Restated, excluding discontinued operations - Morocco
The accompanying notes are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the three months ended March 31, 2016 and 2017
(In thousands of U.S. dollars, unless otherwise indicated)

	Share capital	Share premium	Reserve to acquisition of non-controlling interest	Retained earnings/ (losses)	Translation differences	Cash flow/net investment hedge	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2016	48	639,435	-	(53,663)	(209,224)	18,629	2,566	397,791	-	397,791
Comprehensive income/(loss) for the period	-	-	-	(4,760)	22,201	(5,901)	-	11,540	-	11,540
Profit for the period	-	-	-	(4,760)	-	-	-	(4,760)	-	(4,760)
Other comprehensive income/(loss)	-	-	-	-	22,201	(5,901)	-	16,300	-	16,300
Stock-based compensation (Note 20d)	-	-	-	-	-	-	118	118	-	118
Balance as of March 31, 2016	48	639,435	-	(58,423)	(187,023)	12,728	2,684	409,449	-	409,449

Balance at January 1, 2017	48	639,435	(1,057)	(53,598)	(193,529)	35,521	4,101	430,921	(718)	430,203
Comprehensive income/(loss) for the period	-	-	-	8,965	13,671	(11,661)	-	10,975	41	11,016
Profit for the period	-	-	-	8,965	-	-	-	8,965	56	9,021
Other comprehensive income/(loss)	-	-	-	-	13,671	(11,661)	-	2,010	(15)	1,995
Reserve for acquisition of non - controlling interest	-	-	(30)	-	-	-	-	(30)	-	(30)
Stock-based compensation	-	-	-	-	-	-	600	600	-	600
Non-controlling interest participation	-	-	-	-	-	-	-	-	5	5
Balance as of March 31, 2017	48	639,435	(1,087)	(44,633)	(179,858)	23,860	4,701	442,466	(672)	441,794

The accompanying notes are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31, 2016 and 2017

 (In thousands of U.S. dollars, unless otherwise indicated)

	For the three months ended March 31,
	2016	2017
	(unaudited)
Operating activities
(Loss)/profit from continuing operations before tax	(3,390)	12,778
(Loss)/profit from discontinued operations before tax	(408)	-
(Loss)/profit before tax	(3,798)	12,778
Adjustments to reconcile (loss)/profit before tax to net cash flows:
Amortization and depreciation	21,651	25,426
Impairment losses	260	202
Change in provisions	1,831	3,785
Grants released to income	(78)	(80)
Losses on disposal of fixed assets	(123)	(27)
Finance income	(1,501)	(2,116)
Finance costs	17,858	17,435
Net foreign exchange differences	3,548	(3,278)
Change in fair value of financial instruments	(482)	(44)
Changes in other (gains)/losses and own work capitalized	(333)	1,283
	42,631	42,586
Changes in working capital:
Changes in trade and other receivables	(40,091)	(34,689)
Changes in trade and other payables	19,991	13,448
Other assets/(payables)	(17,917)	(15,571)
	(38,017)	(36,812)

Interest paid	(14,674)	(16,062)
Interest received	254	2,345
Income tax paid	(6,521)	(5,693)
Other payments	(2,741)	(8,460)
	(23,682)	(27,870)

Net cash flow used in operating activities	(22,866)	(9,318)
Investment activities
Payments for acquisition of intangible assets	(5,228)	(3,795)
Payments for acquisition of property, plant and equipment	(13,860)	(10,304)
Proceeds from sale of PP&E and intangible assets	24	37
Net cash flow used in investment activities	(19,064)	(14,062)
Financing activities
Proceeds from borrowing from third parties	-	2,039
Repayment of borrowing from third parties	(1,863)	(8,128)
Net cash flow used in financing activities	(1,863)	(6,089)
Net decrease in cash and cash equivalents	(43,793)	(29,469)
Exchange differences	8,400	6,378
Cash and cash equivalents at beginning of period	184,020	194,035
Cash and cash equivalents at end of period	148,627	170,944

The accompanying notes are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2017

 (In thousands of U.S. dollars, unless otherwise indicated)

1.     ACTIVITY OF ATENTO S.A. AND CORPORATE INFORMATION

(a)     Description of business

Atento S.A., formerly Atento Floatco S.A. (hereinafter the “Company”), and its subsidiaries (hereinafter “Atento Group”) is a group of companies that offers customer relationship management services to its clients through contact centers or multichannel platforms.

The Company was incorporated on March 5, 2014 under the laws of the GrandDuchy of Luxembourg, with its registered office in Luxembourg at 4, Rue Lou Hemmer.

The Atento Group was acquired in 2012 by Bain Capital Partners, LLC (hereinafter “Bain Capital”). Bain Capital is a private investment fund that invests in companies with a high growth potential. Notable among its investments in the Customer Relationship Management (hereinafter “CRM”) sector is its holding in ellsystem 24, a leader in customer service in Japan, and Genpact, the largest business management services company in the world.

In December 2012, Bain Capital entered into a final agreement with Telefónica, S.A. for the transfer of nearly 100% of the CRM business carried out by Atento Group (hereinafter the “Acquisition”), the parent company of which was Atento Inversiones y Teleservicios, S.A. (hereinafter “AIT”). The Venezuela based subsidiaries of the group headed by AIT, and AIT , except for some specific assets and liabilities, were not included in the Acquisition. Control was transferred for the purposes of creating the consolidated Atento Group on December 1, 2012.

The majority direct shareholder of the Company, ATALAYA Luxco PIKCo, S.C.A. (Luxembourg), is a holding company incorporated under the laws of the Grand-Duchy of Luxembourg.

The Company’s corporate purpose is to hold investments in companies in Luxembourg and abroad, purchase and sell, subscribe or any other format, and transfer through sale, swap or otherwise of securities of any kind, and administration, management, control and development of the investment portfolio.

The Company may also act as the guarantor of loans and securities, as well as assisting companies in which it holds direct or indirect interests or that form part of its group. The Company may secure funds, with the exception of public offerings, through any kind of lending, or through the issuance of bonds, securities or debt instruments in general.

The Company may also carry on any commercial, industrial, financial, real estate business or intellectual property related activity that it deems necessary to meet the aforementioned corporate purposes.

The corporate purpose of its subsidiaries, with the exception of the intermediate holding companies, is to establish, manage and operate CRM centers through multichannel platforms; provide telemarketing, marketing and “call center” services through service agencies or in any other format currently existing or which may be developed in the future by the Atento Group; provide telecommunications, logistics, telecommunications system management, data transmission, processing and internet services and to promote new technologies in these areas; offer consultancy and advisory services to clients in all areas in connection with telecommunications, processing, integration systems and new technologies, and other services related to the above. The Company’s ordinary shares trade on NYSE under the symbol “ATTO”.

The interim consolidated financial statements were approved by the Board of Directors on May 3, 2017.

2.   BASIS OF PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2016. The interim consolidated financial statements have been prepared on a historical costs basis, with the exception of derivative financial instruments, which have been measured at fair value. The interim consolidated financial statement are for the Atento Group.

The figures in these interim consolidated financial statements are expressed in thousands of dollars, unless indicated otherwise. U.S. Dollar is the Atento Group’s presentation currency.

3. COMPARATIVE INFORMATION

The main changes are:

On September 2, 2016, the Company through its direct subsidiary Atento Brasil acquired 81,4885%, the controlling interest of RBrasil Soluções S.A. (RBrasil) and on September 30, 2016 the Company through its direct subsidiary Atento Teleservicios España sold 100% of Atento Morocco. In accordance with IFRS 5 the results of the operations in Morocco are presented as discontinued operations for the three months ended March, 31 2016, which are restated for comparative purpose.

4.   ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the interim consolidated financial statements as of March 31, 2017 in relation to those presented in the annual financial statements for the year ended December 31, 2016.

a)        Critical accounting estimates and assumptions

The preparation of the interim consolidated financial statements under IFRS requires the use of certain assumptions and estimates that affect the recognized amount of assets, liabilities, income and expenses, as well as the related disclosures.

Some of the accounting policies applied in preparing the accompanying interim consolidated financial statements required Management to apply significant judgments in order to select the most appropriate assumptions for determining these estimates. These assumptions and estimates are based on Management experience, the advice of consultants and experts, forecasts and other circumstances and expectations prevailing at year end. Management’s evaluation takes into account the global economic situation in the sector in which the Atento Group operates, as well as the future outlook for the business. By virtue of their nature, these judgments are inherently subject to uncertainty. Consequently, actual results could differ substantially from the estimates and assumptions used. Should this occur, the values of the related assets and liabilities would be adjusted accordingly.

Although these estimates were made on the basis of the best information available at each reporting date on the events analyzed, events that take place in the future might make it necessary to change these estimates in coming years. Changes in accounting estimates would be applied prospectively in accordance with the requirements of IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, recognizing the effects of the changes in estimates in the related interim consolidated income statements.

An explanation of the estimates and judgments that entail a significant risk of leading to a material adjustment in the carrying amounts of assets and liabilities in the coming financial year is as follow:

Useful lives of property, plant and equipment and intangible assets

The accounting treatment of items of property, plant and equipment and intangible assets entails the use of estimates to determine their useful lives for depreciation and amortization purposes. In determining the useful life, it is necessary to estimate the level of use of assets as well as forecast technological trends in the assets. Assumptions regarding the level of use, the technological framework and the future development require a significant degree of judgment, bearing in mind that these aspects are rather difficult to foresee. Changes in the level of use of assets or in their technological development could result in a modification of their useful lives and, consequently, in the associated depreciation or amortization.

Estimated impairment of goodwill

The Atento Group tests goodwill for impairment annually, in accordance with the accounting principle disclosed in the consolidated annual financial statements for the year ended December 31, 2016. Goodwill is subject to impairment testing as part of the cash-generating unit to which it has been allocated. The recoverable amounts of cash-generating units defined in order to identify potential impairment in goodwill are determined on the basis of value in use, applying five-year financial forecasts based on the Atento Group’s strategic plans, approved and reviewed by Management. These calculations entail the use of assumptions and estimates, and require a significant degree of judgment. The main variables considered in the sensitivity analyses are growth rates, discount rates using the Weighted Average Cost of Capital (“WACC”) and the key business variables.

Deferred taxes

The Atento Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these deferred amounts depends ultimately on the Atento Group’s ability to generate taxable earnings over the period in which the deferred tax assets remain deductible. This analysis is based on the estimated timing of the reversal of deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Atento Group as a result of changes in tax legislation or unforeseen transactions that could affect the tax balances.

The Atento Group has recognized deferred tax assets corresponding to losses carried forward since, based on internal projections, it is probable that it will generate future taxable profits against which they may be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date, and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of that deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Provisions and contingencies

Provisions are recognized when the Atento Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from, inter alia, regulations, contracts, customary practice or public commitments that would lead third parties to reasonably expect that the Atento Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources embodying economic benefit that will be required to settle the obligation, taking into account all available information as of the reporting date, including the opinions of independent experts such as legal counsel or consultants.

No provision is recognized if the amount of liability cannot be estimated reliably. In such cases, the relevant information is disclosed in the notes to the interim consolidated financial statements.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of these estimates.

Fair value of derivatives

The Atento Group uses derivative financial instruments to mitigate risks, primarily derived from possible fluctuations in interest rates. Derivatives are recognized at the inception of the contract at fair value.

The fair values of derivative financial instruments are calculated on the basis of observable market data available, either in terms of market prices or through the application of valuation techniques. The valuation techniques used to calculate the fair value of derivative financial instruments include the discounting of future cash flow associated with the instruments, applying assumptions based on market conditions at the valuation date or using prices established for similar instruments, among others. These estimates are based on available market information and appropriate valuation techniques. The fair values calculated could differ significantly if other market assumptions and/or estimation techniques were applied.

b)        New standards and interpretations not yet adopted

The reporting standards below were published and are mandatory for future annual reporting periods:

Title of standard	IFRS 9 Financial Instruments
Nature of change

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets.

Impact

The Group is undertaking a detailed assessment of the classification and measurement of financial assets and financial liabilities;

Financial assets

We expect the loans and receivables as per IAS 39 that are held to collect contractual cash flows that solely represent payments and interest would appear to satisfy the conditions for classification as at amortized cost for IFRS 9 and hence there will be no change to the accounting for these assets.

We also expect no changes for derivatives, that as per IAS 39 are classified at fair value through profit or loss (unless they are designated as hedges) and would appear to be classified as FVPL as per IFRS 9.

Accordingly, the Group does not expect the new guidance to have a significant impact on the classification and measurement of its financial assets.

Financial liabilities

There will be no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Group does not have such liabilities other than derivatives, that as per IAS 39 are classified at fair value through profit or loss (unless they are designated as hedges) and would appear to be classified as FVPL (fair value through profit or loss) as per IFRS 9. The derecognition rules have been transferred from IAS 39 Financial Instruments: Recognition and Measurement and have not been changed.

The new hedge accounting rules will align the accounting for hedging instruments more closely with the Group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. While the Group is undertaking a detailed assessment, it would appear that the Group’s current hedge relationships would qualify as continuing hedges upon the adoption of IFRS 9. Accordingly, the Group does not expect a significant impact on the accounting for its hedging relationships.

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortized cost, debt instruments measured at FVOCI (fair value through other comprehensive income), contract assets under IFRS 15 Revenue from Contracts with Customers, lease receivables, loan commitments and certain financial guarantee contracts. The Group is undertaking a detailed assessment of how its impairment provisions would be affected by the new model and it may result in an earlier recognition of credit losses, in relation to trade receivables.

The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Group’s disclosures about its financial instruments particularly in the year of the adoption of the new standard.

Mandatory application date/ Date of adoption by the Group

Must be applied for financial years commencing on or after 1 January 2018.

Based on the transitional provisions in the completed IFRS 9, early adoption in phases was only permitted for annual reporting periods beginning before 1 February 2015. After that date, the new rules must be adopted in their entirety.

The Group does not intend to adopt IFRS 9 before its mandatory date.

Title of standard	IFRS 15 Revenue from Contracts with Customers
Nature of change

The IASB has issued a new standard for the recognition of revenue. This will replace IAS 18 which covers contracts for goods and services and IAS 11 which covers construction contracts.

The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer.

The standard permits either a full retrospective or a modified retrospective approach for the adoption.

Impact

Management is currently assessing the effects of applying the new standard on the Group’s financial statements and has identified the following services that are likely to be affected:

✓  Customer services, back office, technical support – the application of IFRS 15 may result in the identification of separate performance obligations which could affect the timing and the fair value of the recognition of each revenue.

✓  Sales and other – IFRS 15 requires that the total consideration received must be allocated to the goods based on relative stand-alone selling prices rather than based on the residual value method; this could result in different amounts being allocated to the goods sold and delay the recognition of a portion of the revenue.

✓  Accounting for certain costs incurred in fulfilling a contract – certain costs which are currently expensed may need to be recognised as an asset under IFRS 15.

✓  Variable consideration – IFRS 15 establishes that the Group includes in the transaction price of services the amount of variable consideration estimated only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Some contracts with customer may be impacted for this requirement due to the existence of clauses containing service level requirements, trade discounts, penalties or volume rebates. This could result in different amounts being recognized and/or delay the recognition of a portion of the revenue.

✓  Presentation disclosure - IFRS 15 provides presentation and disclosure requirements, which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and significantly increases the volume of disclosures required in Group’s financial statements. Many of the disclosure requirements in IFRS 15 are completely new. The Group is reassessing its systems, internal controls, policies and procedures necessary to collect and disclose the required information.

Due to our comprehensive portfolio of contracts, high volume of transactions and necessary information, at this stage, the Group is not able to quantify the impact of the IFRS 15 on the Group’s financial statements. We are making a detailed assessment of the impact and will conclude it during 2017.

Mandatory application date/ Date of adoption by the Group	Mandatory for financial years commencing on or after 1 January 2018. Expected date of adoption by the group: 1 January 2018.

Title of standard	IFRS 16 Leases
Nature of change

IFRS 16 was issued in January 2016. It will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases.

The accounting for lessors will not significantly change.

Impact

The standard will affect primarily the accounting for the Group’s operating leases. As at the reporting date, the Group has operating lease commitments of 207,609 thousand U.S. dollar, see Note 26. However, the Group has not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Group’s profit and classification of cash flows.

Some of the commitments may be covered by the exception for short-term and low-value leases and some commitments may relate to arrangements that will not qualify as leases under IFRS 16.

Mandatory application date/ Date of adoption by group	Mandatory for financial years commencing on or after 1 January 2019. At this stage, the group does not intend to adopt the standard before its effective date.

Title of standard	Disclosure Initiative – Amendments to IAS 7
Nature of change /impact

Going forward, entities will be required to explain changes in their liabilities arising from financing activities. This includes changes arising from cash flows (eg drawdowns and repayments of borrowings) and non-cash changes such as acquisitions, disposals, accretion of interest and unrealised exchange differences.

Changes in financial assets must be included in this disclosure if the cash flows were, or will be, included in cash flows from financing activities. This could be the case, for example, for assets that hedge liabilities arising from financing liabilities.

Entities may include changes in other items as part of this disclosure, for example by providing a ‘net debt’ reconciliation. However, in this case the changes in the other items must be disclosed separately from the changes in liabilities arising from financing activities.

The information may be disclosed in tabular format as a reconciliation from opening and closing balances, but a specific format is not mandated.

Mandatory application date/ Date of adoption by group	For the annual consolidated financial statements of 2017.

There are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

5. MANAGEMENT OF FINANCIAL RISK

5.1 Financial risk factors

The Atento Group's activities are exposed to various types of financial risks: market risk (including currency risk, interest rate risk and country risk), credit risk and liquidity risk. The Atento Group's global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group's financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

These unaudited Interim Financial Statements do not include all financial risk management information and disclosures required in the annual financial statements and therefore they should be read in conjunction with the Atento Group’s annual financial statements as of and for the year ended December 31, 2016. During the three months ended March 31, 2017 there have not been changes in any risk management policies.

Country Risk

To manage or mitigate country risk, we repatriate the funds generated in the America and Brazil that are not required for the pursuit of new profitable business opportunities in the region and subject to the restrictions of our financing agreements. The capital structure of the Atento Group comprises two distinct financial debt structures: (i) the Brazilian Debenture and (ii) the 300,000 thousand U.S. dollars 7.375% Senior Secured Notes due 2020, together with the €50,000 thousand (53,453 thousand U.S. dollars as of March 31, 2017) Revolving Credit Facility.

The objective of combining a Brazilian term loan with a USD bond is to create a natural hedge for the interest payments on the Brazilian loan, which are serviced with cash flow from Atento Brasil, denominated in Brazilian Reais.

Argentinean subsidiaries are not party to these two debt structures, and as a result, we do not rely on cash flows from these operations to serve the Company’s debt commitments.

Interest Rate Risk

Interest rate risk arises mainly as a result of changes in interest rates which affect: finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates. Atento Group’s finance costs are exposed to fluctuation in interest rates. As of March 31, 2017, 40.6% of Atento Group’s finance costs are exposed to fluctuations in interest rates (excluding the effect of financial derivative instruments), the same proportion as of December 31, 2016.

As of March 31, 2017, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled  300 thousand U.S. dollars, which was recorded as a financial asset. Based on our total indebtedness of  539,822 thousand U.S. dollars as of March 31, 2017 without taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by 500 thousand U.S. dollars.

As of December 31, 2016, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled 1,330 thousand U.S. dollars, which was recorded as a financial asset. Based on our total indebtedness of 534,935 thousand U.S. dollars as of December 31, 2016 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by 2,353 thousand U.S. dollars.

Foreign Currency Risk

Our exchange rate risk arises from our local currency revenues, receivables and payables while the U.S. dollar is our reporting currency. We benefit to a certain degree from the fact that the revenue we collect in each country, in which we have operations, is generally denominated in the same currency as the majority of the expenses we incur.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of the countries.

As of March 31, 2017, the estimated fair value of the cross-currency swaps designated as hedging instruments in a net investment relationship totaled  63,971 thousand U.S. dollars (asset of 75,960 thousand U.S. dollars, as of December 31, 2016).

Credit Risk

The Atento Group seeks to conduct all of its business with reputable national and international companies and institutions established in their countries of origin, to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its credit accounts.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a master agreement revised annually on the basis of the conditions prevailing in the markets and the countries where Atento operate. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt rating); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group’s maximum exposure to credit risk is primarily limited to the carrying amounts of it financial assets. The Atento Group holds no guarantees as collection insurance. The Atento Group carries out significant transactions with the Telefonica Group, which amounted to  133,163 thousand U.S. dollars (207,173 thousand U.S. dollars as of December 31, 2016)

Liquidity Risk

The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flow to meet the payments falling due, factoring in a degree of cushion. In practice, this has meant that the Atento Group’s average debt maturity must be longer than the length of time we required paying its debt (assuming that internal projections are met).

Capital Management

The Atento Group’s Finance Department, which is in charge of the capital management, takes various factors into consideration when determining the Group’s capital structure.

The Atento Group’s capital management goal is to determine the financial resources necessary both to continue its recurring activities and to maintain a capital structure that optimizes own and borrowed funds.

The Atento Group sets an optimal debt level in order to maintain a flexible and comfortable medium-term borrowing structure in order to be able to carry out its routine activities under normal conditions and to address new opportunities for growth. Debt levels are kept in line with forecast future cash flows and with quantitative restrictions imposed under financing contracts.

In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

Among the restrictions imposed under financing arrangements, the debenture contract lays out certain general obligations and disclosures in respect of the lending institutions, specifically, the borrower (BC Brazilco Participações, S.A., which has now merged with Atento Brasil S.A.) must comply with the quarterly net financial debt/EBITDA ratio set out in the contract terms.

The contract also sets out additional restrictions, including limitations on dividends, payments and distributions to shareholders and capacity to incur additional debt.

The Super Senior Revolving Credit Facility carries no financial covenant obligations regarding debt levels. However, it imposes limitations on the use of the funds, and compliance with a debt ratio to define the applicable margin. The contract also includes other restrictions, including: limitations on the distribution on dividends, payments or distributions to shareholders, the capacity to incur additional debt, and on investments and disposal of assets.

The Senior Secured Notes do not include financial covenants obligations, however they impose limitations on the distributions on dividends, payments or distributions to the shareholders, the incurring of additional debt, and on investments and disposal of assets.

As of the date of these interim consolidated financial statements, the Atento Group was in compliance with all restrictions established in the aforementioned financing contracts, and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

5.2 Fair value estimation

a)       Level 1: The fair value of financial instruments traded on active markets is based on the quoted market price at the reporting date.

b)       Level 2: The fair value of financial instruments not traded in active market (i.e. OTC derivatives) is determined using valuation techniques. Valuation techniques maximize the use of available observable market data, and place as little reliance as possible on specific company estimates. If all of the significant inputs required to calculate the fair value of financial instrument are observable, the instrument is classified in Level 2. The Atento Group’s Level 2 financial instruments comprise interest rate swaps used to hedge floating rate loans and cross currency swaps.

c)        Level 3: If one or more significant inputs are not based on observable market data, the instrument is classified in Level 3.

The Atento Group’s assets and liabilities measured at fair value as of December 31, 2016 and March 31, 2017 are classified in Level 2, except for Senior Secured Notes that is classified in Level 1. No transfers were carried out between the different levels during the period.

6. FINANCIAL INFORMATION BY SEGMENT

The following tables present financial information for the Atento Group’s operating segments for the three months ended March 31, 2016 and 2017 (in thousand U.S. dollars):

For the three months ended March 31, 2016
	Thousands of U.S. dollars
	EMEA (*)	Americas	Brazil	Other and eliminations	Total Group
Sales to other companies	16,915	93,809	119,753	1	230,478
Sales to Telefónica Group	39,361	83,056	62,779	-	185,196
Sales to other group companies	2	401	-	(403)	-
Other operating income and expense	(57,297)	(154,632)	(164,482)	(1,872)	(378,283)
EBITDA	(1,018)	22,634	18,050	(2,274)	37,392
Depreciation and amortization	(2,188)	(8,132)	(10,863)	(144)	(21,327)
Operating profit/(loss)	(3,207)	14,502	7,187	(2,418)	16,064
Financial results	(3,029)	(3,043)	(8,319)	(5,063)	(19,454)
Income tax	1,625	(5,090)	1,155	1,372	(938)
Profit/(loss) from continuing operations	(4,611)	6,369	23	(6,109)	(4,328)
Profit/(loss) from discontinued operations	(432)	-	-	-	(432)
Profit/(loss) for the period	(5,043)	6,369	23	(6,109)	(4,760)
EBITDA	(1,018)	22,634	18,050	(2,274)	37,392
Restructuring costs	4,196	782	1,201	-	6,180
Site relocation costs	19	66	5,608	-	5,693
Adjusted EBITDA (unaudited)	3,196	23,483	24,859	(2,274)	49,264
Capital expenditure	94	978	4,409	-	5,481
Fixed assets (as of December 31, 2016)	48,342	189,036	298,920	1,540	537,838
Allocated assets (as of December 31, 2016)	396,298	558,657	677,794	(255,131)	1,377,618
Allocated liabilities (as of December 31, 2016)	272,082	259,352	490,172	(74,191)	947,415

(*) Restated, excluding discontinued operations - Morocco

For the three months ended March 31, 2017
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
Sales to other companies	18,760	97,991	162,950	-	279,701
Sales to Telefónica Group	37,965	74,921	75,407	-	188,293
Sales to other group companies	-	490	-	(490)	-
Other operating income and expense	(52,297)	(158,432)	(205,135)	(1,930)	(417,794)
EBITDA	4,428	14,970	33,222	(2,420)	50,201
Depreciation and amortization	(2,566)	(8,172)	(14,562)	(126)	(25,426)
Operating profit/(loss)	1,862	6,798	18,660	(2,546)	24,775
Financial results	(3,277)	(1,725)	(8,093)	1,098	(11,997)
Income tax	119	(3,198)	(2,169)	1,491	(3,757)
Profit/(loss) from continuing operatons	(1,296)	1,875	8,398	43	9,021
Profit/(loss) for the period	(1,296)	1,875	8,398	43	9,021
EBITDA	4,428	14,970	33,222	(2,420)	50,201
Restructuring costs	(44)	2,393	1,083	-	3,432
Asset impairments and Other	-	300	(6)	(300)	(6)
Adjusted EBITDA (unaudited)	4,384	17,663	34,299	(2,719)	53,627
Capital expenditure	143	3,269	3,274	9	6,695
Fixed assets (as of March 31, 2017)	46,596	191,227	294,058	1,448	533,329
Allocated assets (as of March 31, 2017)	404,077	578,434	713,090	(287,434)	1,408,167
Allocated liabilities (as of March 31, 2017)	283,996	269,426	512,743	(99,792)	966,373

"Other and eliminations" includes activities of the following intermediate holdings in Spain: Atento Spain Holdco, S.L.U. and Global Rossolimo, S.L.U., as well as inter-group transactions between segments.

7. INTANGIBLE ASSETS, PROPERTY, PLANT AND EQUIPMENT AND GOODWILL

There were no changes in the context of the note, and Company’s Managements considered the variations of amounts related to the period ended March 31, 2017 in relation to the year ended December 31, 2016, not relevant.

8.   EQUITY ATTRIBUTABLE TO OWNERS OF THE PARENT COMPANY

Share capital

As of March 31, 2017, share capital stood at 48 thousand U.S. dollars, divided into 73,909,056 shares. PikCo owns 84.96% of ordinary shares of Atento S.A.

On July 28, 2016, the Board approved a share capital increase and issued 157,925 shares increasing outstanding shares to 73,909,056.

Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

Reserve for acquisition of non-controlling interest

Refers to “Put option” attributable to the Parent Company in the acquisition of RBrasil in amount of 1,057 thousand U.S. dollars.

Legal reserve

According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its year profits to legal reserve until the amount reaches 10% of share capital. The legal reserve cannot be distributed.

At December 31, 2016 and March 31, 2017, no legal reserve had been established, mainly due to the losses incurred by Atento S.A.

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group’s presentation currency (U.S. dollars) by the full consolidation method.

Stockbased compensation

a) Description of sharebased payment arrangements

In the year 2014, Atento granted the following two share-based payment arrangements to directors, officers and other employees, for the Company and its subsidiaries. The share-based payments are Time Restricted Stock Units (“TRSUs”) and Performance Restricted Stock Units (“PRSU”). A reference is made to the annual financial statements for December 31, 2016, for a description of the arrangement and their vesting conditions.

b) Measurement of fair value

The fair value of the RSUs, for both arrangements, has been measured using the BlackScholes model. . For both arrangements are equity settled and the fair value of RSUs is measured at grant date and not remeasured subsequently. For the inputs used in the Black-Scholes model, a reference is made to the annual financial statements for December 31, 2016.

c) Outstanding RSUs

As of March 31, 2017, there are 666,225 Performance RSUs outstanding related to the 2014 Plan and 1,233,013 Time RSUs outstanding to the 2016 Plan. The  RSUs related to the 2016 Extraordinary Grant  (81,257 Time RSUs) were forfeited during the three months ended in March 31, 2017 due to employees failing to satisfy the service. Holders of RSUs will receive the equivalent in shares of Atento S.A. without cash settlement of stock values when the RSUs vest.

For the Performance RSU, the Management has made the following assumptions regarding the service and nonmarket performance conditions:

• For the first year, the expectation was that 100% of the holders of both Performance RSUs would meet the service conditions of 2 and 3 years.

• For the second and third year, it is expected that 80% of the holders of the Performance RSUs will meet the service condition for three years.

• Finally, there is no probability that the Adjusted EBITDA targets present in the Performance RSUs will be met at the end of the third year.

A reference is made to the accounting policy regarding these sharebased payments.

The weighted average of RSUs granted was USD 10.41 for Performance RSU.

For the Time RSU, the Management has made the following assumptions regarding the service conditions:

The 2016 Plan:

• For the first, second and third year, it is expected that 80% of the holders of the Time RSUs will meet the service condition for three years.

The 2016 Extraordinary Plan:

• For the first and second year, it was expected that 80% of the holders of the Time RSUs will meet the service condition for two years, therefore, during the period of three months ended March 31, 2016 the 100% of the holders for the Time RSUs were not meet the service condition and this Plan was forfeited.

A reference is made to the accounting policy regarding these sharebased payments.

The weighted average of RSUs granted was USD 9.06 for both Time RSU.

An overview of the current Time RSUs that are outstanding is given in the table below:

The 2016 Plan	Time RSU
Outstanding December 31, 2016	1,367,896
Forfeited (*)	(134,883)
Outstanding March 31, 2017	1,233,013
(*) RSUs are forfeited during the period due to employees failing to satisfy the service conditions.

The 2016 Extraordinary Plan	Time RSU
Outstanding December 31, 2016	27,086
Forfeited (*)	(27,086)
(*) RSUs are forfeited during the period due to employees failing to satisfy the service conditions.

d) Impacts in Profit or Loss

In the first quarter of 2017, $810 thousand U.S. dollars related to stock-based compensation were recorded as Personnel expenses-Stock - based compensation.

9. FINANCIAL ASSETS

The breakdown of the  financial assets by category as of December 31, 2016 and March 31, 2017 is as follow:

	Thousands of U.S. dollars
December 31, 2016	Loans and receivables	Fair value through profit or loss	Total
(audited)

Trade and other receivables	20,911	-	20,911
Other financial assets	40,565	-	40,565
Derivative financial instruments (Note 10)	-	77,474	77,474
Non-current financial assets	61,476	77,474	138,950

Trade and other receivables (*)	321,608	-	321,608
Other financial assets	1,140	-	1,140
Cash and cash equivalents	194,035	-	194,035
Current financial assets	516,783	-	516,783

TOTAL FINANCIAL ASSETS	578,259	77,474	655,733

	Thousands of U.S. dollars
March 31, 2017	Loans and receivables	Fair value through profit or loss	Total
(unaudited)

Trade and other receivables	21,430	-	21,430
Other financial assets	44,789	-	44,789
Derivative financial instruments	-	64,787	64,787
Non-current financial assets	66,219	64,787	131,006

Trade and other receivables (*)	365,302	-	365,302
Other financial assets	1,106	-	1,106
Cash and cash equivalents	170,944	-	170,944
Current financial assets	537,352	-	537,352

TOTAL FINANCIAL ASSETS	603,571	64,787	668,358

(*) Excluding advance payments, prepayments and non-financial. assets

As of March 31, 2017, Atento Teleservicios España S.A., Atento Brasil S.A., Atento Chile S.A., Teleatento del Perú S.A.C., Atento Colombia S.A. and Atento El Salvador S.A. de C.V. have entered into factoring agreements without recourse, anticipating an amount of 67,948 thousand U.S. dollars, receiving cash net of discount, the related trade receivables was realized and interest expenses was recognized in the income statement.

Details of other financial assets as of December 31, 2016 and March 31, 2017 are as follow:

	Thousands of U.S. dollars
	12/31/2016	3/31/2017
	(audited)	(unaudited)

Non-current guarantees and deposits	40,565	44,789
Total non-current	40,565	44,789

Current guarantees and deposits	1,140	1,106
Total current	1,140	1,106

Total	41,705	45,895

The breakdown of “Trade and other receivables” as of December 31, 2016 and March 31, 2017 is as follow:

	Thousands of U.S. dollars
	12/31/2016	3/31/2017
	(audited)	(unaudited)
Non-current trade receivables	7,824	7,751
Other non-financial assets (*)	13,087	13,679
Total non-current	20,911	21,430
Current trade receivables	321,608	365,302
Other receivables	15,302	12,729
Prepayments	4,693	9,174
Personnel	9,299	14,947
Total current	350,902	402,152
Total	371,813	423,582

(*) "Other non-financial assets" as of March 31, 2017 primarily comprise the litigation underway with the Brazilian social security authority (Instituto Nacional do Seguro Social), recorded in Atento Brasil.

For the purpose of the interim financial statements of cash flows, cash and cash equivalents are comprised of the following:

	Thousands of U.S. dollars
	12/31/2016	3/31/2017
	(audited)	(unaudited)
Deposits held at call	124,777	105,909
Short-term financial investments	69,258	65,035
Total	194,035	170,944

“Short term financial investments” comprises short-term fixed-income securities in Brazil, which mature in less than 90 days and accrue interest pegged to the CDI.

10. FINANCIAL LIABILITIES

The breakdown of the Company’s financial liabilities by category as of December 31, 2016 and March 31, 2017 is as follows:

	Thousands of U.S. dollars
December 31, 2016	Fair value through profit or loss	Other financial liabilities at amortized cost	Total
(audited)
Debentures and bonds	-	430,299	430,299
Interest-bearing debt	-	48,629	48,629
Finance lease payables	-	1,431	1,431
Derivative financial instruments	184	-	184
Option for acquisition of NCI	1,057	-	1,057
Trade and other payables (*)	-	283	283
Non-current financial liabilities	1,241	480,642	481,883
Debentures and bonds	-	29,647	29,647
Interest-bearing debt	-	22,724	22,724
Finance lease payables	-	2,205	2,205
Trade and other payables (*)	-	206,054	206,054
Current financial liabilities	-	260,630	260,630
TOTAL FINANCIAL LIABILITIES	1,241	741,272	742,513
(*) Excluding deferred income and non-financial liabilities.

	Thousands of U.S. dollars
	Fair value through profit or loss	Other financial liabilities at amortized cost	Total
March 31, 2017
(unaudited)
Debentures and bonds	-	428,446	428,446
Interest-bearing debt	-	44,356	44,356
Finance lease payables	-	1,329	1,329
Derivative financial instruments	516	-	516
Option for acquisition of NCI	1,087	-	1,087
Trade and other payables (*)	-	102	102
Non-current financial liabilities	1,603	474,233	475,836
Debentures and bonds	-	37,356	37,356
Interest-bearing debt	-	26,463	26,463
Finance lease payables	-	1,873	1,873
Trade and other payables (*)	-	217,680	217,680
Current financial liabilities	-	283,372	283,372
TOTAL FINANCIAL LIABILITIES	1,603	757,605	759,208
(*) Excluding deferred income and non-financial liabilities.

Debt with third parties as of December 31, 2016 and March 31, 2017 is as follow:

	Thousands of U.S. dollars
	12/31/2016	3/31/2017
	(audited)	(unaudited)
Senior Secured Notes	294,068	294,498
Brazilian bonds – Debentures	136,231	133,948
Bank borrowing	48,629	44,356
Finance lease payables	1,431	1,329
Total non-current	480,359	474,131
Senior Secured Notes	9,282	3,749
Brazilian bonds – Debentures	20,365	33,607
Bank borrowing	22,724	26,463
Finance lease payables	2,205	1,873
Total current	54,576	65,692
TOTAL DEBT WITH THIRD PARTIES	534,935	539,823

Debentures

There were no changes in the context of the note, and Company’s Management considers the variations of amounts related to the period ended March 31, 2017 in relation to the period ended December 31, 2016, not relevant, except for the interest accrued in the period and the exchange rate impact.

Bank borrowings

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social – BNDES (“BNDES”) in an aggregate principal amount of 300 million Brazilian reais (the “BNDES Credit Facility”), equivalent to 94.7 million U.S. dollars as of March 31, 2017.

The total amount of the BNDES Credit Facility is divided into five tranches subject to the following interest rates:

Tranche	Interest Rate

Tranche A	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP) plus 2.5% per annum
Tranche B	SELIC Rate plus 2.5% per annum
Tranche C	4.0% per year
Tranche D	6.0% per year
Tranche E	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP)

Each tranche intends to finance different purposes, as described below:

•  Tranche A and B: investments in workstations, infrastructure, technology, services and software development, marketing and commercialization, within the scope of BNDES program – BNDES Prosoft.

•  Tranche C: IT equipment acquisition, covered by law 8.248/91, with national technology, necessary to execute the project described on tranches “A” and “B”

•  Tranche D: acquisitions of domestic machinery and equipment, within the criteria of FINAME, necessary to execute the project described on tranches “A” and “B”

•  Tranche E: investments in social projects to be executed by Atento Brasil S.A.

BNDES releases amounts under the credit facility once the debtor met certain requirements in the contract including delivering the guarantee (stand-by letter) and demonstrating the expenditure related to the project. Since the beginning of the credit facility, the following amounts were released:

(Thousands of U.S. dollars as at March 31, 2017)
Date	Tranche A	Tranche B	Tranche C	Tranche D	Tranche E	Total
March 27, 2014	7,998	3,949	5,528	395	-	17,870
April 16, 2014	3,324	1,662	2,327	166	-	7,479
July 16, 2014	-	-	-	-	189	189
August 13, 2014	19,755	2,158	3,173	341	-	25,427
Subtotal 2014	31,078	7,769	11,028	903	189	50,965
March 26, 2015	5,795	1,449	2,057	168	-	9,469
April 17, 2015	11,590	2,898	4,113	337	-	18,938
December 21, 2015	9,114	2,271	-	-	221	11,606
Subtotal 2015	26,498	6,618	6,169	505	221	40,013
October 27, 2016	-	-	-	-	240	240
Subtotal 2016	-	-	-	-	240	240
Total	57,577	14,387	17,197	1,408	651	91,218

The facility should be repaid in 48 monthly installments. The first payment was made on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A’s ability to transfer, assign, change or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES credit facility. As of March 31, 2017, we were in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenant.

The BNDES Credit Facility contains customary events of default including the following: (i) reduction of the number of employees without providing program support for outplacement, as training, job seeking assistance and obtaining pre-approval of BNDES; (ii) existence of unfavorable court decision against the Company for the use of children as workforce, slavery or any environmental crimes and (iii) inclusion in the by-laws of Atento Brasil S.A. of any provision that restricts Atento Brasil S.A’s ability to comply with its financial obligations under the BNDES Credit Facility.

On September 26, 2016, Atento Brasil S.A. entered into a new credit agreement with BNDES in an aggregate principal amount of 22 million Brazilian reais, equivalent to 6.8 million U.S. dollars as of September 30, 2016. The interest rate of this facility is Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP) plus 2.0% per annum. The facility should be repaid in 48 monthly installments. The first payment will be due on November 15, 2018 and the last payment will be due on October 15, 2022. This facility is intended to finance an energy efficiency project to reduce power consumption by implementing new lightening, air conditioning and automation technology. As of March 31, 2017 no amounts were released under this facility.

On January 28, 2013 Atento Luxco 1, entered into a Super Senior Revolving Credit Facility (the “Revolving Credit Facility”), which provides borrowings capacity of up to €50 million (equivalent to 53.5 million U.S. dollars as of March 31, 2017).

The Revolving Credit Facility allows borrowings in Euros, Mexican Pesos and U.S. dollars and includes borrowings capacity for letters of credit and ancillary facilities (including an overdraft, guarantee, stand-by letter of credit, short-term loan facility).

This facility matures on July 2019. As of March 31, 2017 the Revolver Credit Facility remains undrawn.

Contingent Value Instruments (CVIs)

The acquisition of Atento Group’s Argentinian subsidiaries from Telefónica was made by the Company’s subholdings, Atalaya Luxco 2, S.à.r.l. (formerly BC Luxco 2, S.à.r.l) and Atalaya Luxco 3, S.à.r.l (formerly BC Luxco 3, S.à.r.l) to be paid in the form of a Contingent Value Instrument, or CVI.

The CVI was the senior obligations of Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. and were subject to mandatory payment in the following scenarios: i) if any year between 2012 to 2022 the Argentinian subsidiary had excess cash equal 90% of its cash available, eliminating any local distribution and considering others conditions as defined in the CVI indenture, the excess would be used to pay the CVI. ii) the remainder amount not paid during 2012 to 2022 (if any) would be integrally paid in 2022.

On November 8, 2016, the CVI was terminated.

Derivatives

Details of derivative financial instruments as of December 31, 2016 and March 31, 2017 are as follows:

	Thousands of U.S. dollars
	12/31/2016		3/31/2017
	Assets	Liabilities	Assets	Liabilities

Interest rate swaps - cash flow hedges	1,330	-	636	(336)
Cross-currency swaps - net investment hedges	76,144	(184)	64,151	(180)
Total	77,474	(184)	64,787	(516)

Non-current portion	77,474	(184)	64,787	(516)

Derivatives held for trading are classified as current assets or current liabilities. The fair value of a hedging derivative is classified as a non-current asset or a non-current liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months. Otherwise, it is classified as a current asset or liability.

The Atento Group has contracted interest rate swaps to hedge fluctuations in interest rates in respect of debentures issued in Brazil.

On April 1, 2015, the Company started a hedge accounting program for net investment hedge related to exchange risk between the U.S. dollar and foreign operations in Euro, Mexican Peso (MXN), Colombian Peso (COP) and Peruvian Nuevo Sol (PEN).

As of March 31, 2017 details of swaps that are designated and qualified as cash flow hedge and net investment hedge were as follows:

Cash Flow Hedge
Bank	Maturity	Notional currency	Index	Notional in contract currency (thousands)	Fair value assets	Fair value liability	Other comprehensive income, net of taxes	Change in OCI	Income statement - Finance Cost
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Itau	18-Dec	BRL	BRL CDI	245,000	636	(336)	222	(1,002)	(492)
					636	(336)	222	(1,002)	(492)

Net Investment Hedges
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets	Fair value liability	Other comprehensive income	Change in OCI	Income statement - Change in fair value
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Santander	20-Jan	USD	EUR	20,000	4,528	-	(651)	(129)	(6)
Santander	20-Jan	USD	MXN	11,111	6,218	(27)	(3,082)	(1,442)	(6)
Goldman Sachs	20-Jan	USD	EUR	48,000	10,863	-	(1,553)	(311)	(16)
Goldman Sachs	20-Jan	USD	MXN	40,000	22,419	(96)	(11,084)	(5,188)	(22)
Nomura International	20-Jan	USD	MXN	23,889	13,396	(57)	(6,617)	(3,098)	(13)
Nomura International	20-Jan	USD	EUR	22,000	4,944	-	(713)	(143)	(7)
Goldman Sachs	18-Jan	USD	PEN	13,800	183	-	5	(45)	6
BBVA	18-Jan	USD	PEN	55,200	737	-	18	(177)	23
Goldman Sachs	18-Jan	USD	COP	7,200	172	-	(81)	(25)	-
BBVA	18-Jan	USD	COP	28,800	691	-	(324)	(101)	(1)
					64,151	(180)	(24,082)	(10,659)	(44)
Total					64,787	(516)	(23,860)	(11,661)

Gains and losses on net investment hedges accumulated in equity will be taken to the income statements when the foreign operation is partially disposed of or sold.

11. PROVISIONS AND CONTINGENCIES

Atento has contingent liabilities arising from lawsuits in the normal course of its business. Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities and the breakdown is as follows:

	Thousands of U.S. dollars
	12/31/2016	3/31/2017
	(audited)	(unaudited)
Non-current
Provisions for liabilities	30,394	31,972
Provisions for taxes	21,447	22,357
Provisions for dismantling	15,338	15,932
Other provisions	2,716	398
Total non-current	69,895	70,659

Current
Provisions for liabilities	8,160	6,355
Provisions for taxes	1,006	1,062
Provisions for dismantling	213	220
Other provisions	5,339	5,693
Total current	14,718	13,330

 “Provisions for liabilities” primarily relate to provisions for legal claims underway in Brazil. Atento Brasil, S.A. has made payments in escrow related to legal claims from ex-employees and claims related to various tax matters, including discussions with the Brazilian social security authority (Instituto Nacional do Seguro Social) amounting to 39,392 thousand U.S. dollars and 40,785 thousand U.S. dollars as of December 31, 2016 and March 31, 2017, respectively.

“Provisions for taxes” mainly relate to probable contingencies in Brazil with respect to social security payments and other taxes, which are subject to interpretations by tax authorities.

The amount recognized under “Provision for dismantling” corresponds to the necessary cost of dismantling of the installations held under operating leases to bring them to its original condition.

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

As of March 31, 2017, lawsuits still before the courts as follow:

At March 31, 2017, Atento Brasil was involved in approximately 12,738 labor-related disputes (12,364 labor disputes as of December 31, 2016), filed by Atento’s employees or ex-employees for various reasons, such as dismissals or claims over employment conditions in general. The total amount of the main claims classified as probable was 21,460 thousand U.S. dollars (20,714 thousand U.S. dollars on December 31, 2016) and the main claims classified as possible was 105,237 thousand U.S. dollars (102,709 thousand U.S. dollars on December 31, 2016).

In addition, at March 31, 2017, there are labor-related disputes belonging to the company Atento Brasil 1 (formely Casa Bahia Contact Center Ltda – “CBCC”) totaling 1,247 thousand U.S. dollars. According to the Company’s external attorneys, materialization of the risk event is probable.

Moreover, as of March 31, 2017, Atento Brasil was party to 14 civil public actions filed by the Labor Prosecutor’s Office due to alleged irregularities mainly concerning daily and general working routine, lack of overtime control and improper health and safety conditions in the workplace. The total amount involved in these claims was approximately 87,864 thousand Brazilian Reais, of which 2,681 thousand Brazilian Reais relate to claims that have been classified as probable by our internal and external lawyers, for which amount Atento Brasil has recorded a provision, as indicated in the paragraph above. We expect that our ultimate liability for these claims, if any, will be substantially less than the full amount claimed. These claims are generally brought with respect to specific jurisdictions in Brazil, and it is possible that in the future similar claims could be brought against us in additional jurisdictions. We cannot assure that these current claims or future claims brought against us will not result in liability to the Company, and that such liability would not have a material adverse effect on our business, financial condition and results of operations.

As of March 31, 2017, Atento Brasil, S.A. has 15 civil lawsuits ongoing for various reasons (14 on December 31, 2016). The total amount of the claims is approximately 5,218 thousand U.S. dollars (4,948 thousand U.S. dollars on December 31, 2016). According to the Company’s external attorneys, materialization of the risk event is possible.

 In addition, at March 31, 2017, Atento Brasil, S.A. has 41 disputes ongoing with the tax authorities and social security authorities, for various reasons relating to infraction proceedings filed (46 on December 31, 2016). The total amount of these claims is approximately 34,825 thousand U.S. dollars (30,885 thousand U.S. dollars on December 31, 2016). According to the Company’s external attorneys, risk of material loss is possible.

In addition, as of March 31, 2017, there are tax authorities disputes belonging to the company CBCC totaling 3,519 thousand U.S. dollars. According to the Company’s external attorneys, materialization of the risk event is probable.

Furthermore, it is important to highlight out that the Superior Labor Court of Appeals (Tribunal Superior do Trabalho) during the month of August 2015 decided to amend the indexation rate related to labor contingencies. The decision alter the Reference Rate Index (Taxa Referencial - TR) usually used to adjust the amount of the contingencies to the Special Broad Consumer Price Index (Índice de Preços ao Consumidor Amplo Especial – IPCA-E). There are several questions about this matter, especially the period to which change should be applied as well as if the new index is appropriate. In addition, during  October 2015, the Supreme Court (STF) issued a “writ of Mandamus” to the Federation of Brazilian Banks (FEBRABAN) suspending the application of the new index (IPCA-E). The Company’s external lawyers’ opinion considered the likelihood of loss in an eventual dispute as possible. The amount involved in the period from June 30, 2009 through March 31, 2017 is approximately 3,230 thousand U.S. dollars and in the period from August 31, 2015 through March 31, 2017 is approximately 2,112 thousand U.S. dollars. We will monitor this matter during 2017.

Lastly, there are other contingencies which are classified as possible by the Company amounting to 6,106 thousand U.S. dollars.

 At March 31, 2017, Teleatento del Perú, S.A.C. has lawsuits underway with the Peruvian tax authorities amounting to 10,935 thousand U.S. dollars (10,045 thousand U.S. dollars on December 31, 2016). According to the Company’s external attorneys, risk of material loss is possible.

At March 31, 2017, Atento Teleservicios España S.A.U. and our other Spanish companies were party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 2,978 thousand U.S. dollars (2,972 thousand U.S. dollars on December 31, 2016). According to the Company’s external lawyers, materialization of the risk event is possible.

At March 31, 2017, Atento México S.A. de CV was a party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 5,424 thousand U.S. dollars (5,068 thousand U.S. dollars on December 31, 2016). According to the Company’s external lawyers, risk of material loss is possible.

In Argentina, as a consequence of an unfavourable sentence on the case “ATUSA S.A. contra Administración Federal de Ingresos Públicos”, notified on February 2017, the risk qualified so far as “remote” becomes now “possible” being this contingency estimated amount of approximately 2,525 thousand U.S. dollars at March 31, 2017 (3,147 thousand U.S. dollars on December 31, 2016). A formal appeal has been filed at the National Supreme Court of Justice.On March 31, 2017, the controlled RBrasil Soluções S.A. holds contingent liabilities of labor nature and social charges classified as probable and possible in the amount of 9,831 thousand Brazilian Reais (3,103 thousand U.S. dollars) and 12,647 thousand Brazilian Reais (3,992 thousand U.S. dollars), respectively.

On March 31, 2017, the controlled RBrasil Soluções S.A. holds contingent liabilities of tax nature classified as probable and possible in the amount of 18,901 thousand Brazilian Reais (5,965 thousand U.S. dollars) and 16,332 thousand Brazilian Reais (5,155 thousand U.S. dollars), respectively.

12. INCOME TAX

The breakdown of the Atento Groups’s income tax expense is as follow:

	Thousands of U.S. dollars
	For the three months ended March 31,
Income taxes	2016 (*)	2017
	(unaudited)
Current tax expense	(7,114)	(5,786)
Deferred tax	6,139	2,316
Others	37	(287)
Total income tax expense	(938)	(3,757)

(*) Restated, excluding discontinued operations - Morocco

For the three months ended March 31, 2017, Atento Group’s consolidate financial information presented a profit before tax in the amount of 12,778 thousand U.S. dollars and a tax expense of 3,757 thousand U.S. dollars compared to a loss before tax of 3,390 thousand U.S. dollars and a tax expense of 938 thousand U.S. dollars for the three months ended March 31, 2016. The effective tax rate for Atento Group’s, under a positive pre-tax basis, for the three months ended March 31, 2017 was 29.4% (versus 25.3% for the three months ended March 31, 2016, under a negative pre-tax basis).

13) EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the profits attributable to equity owners of the Company by the weighted average number of ordinary shares outstanding during the periods as demonstrated below:

	For the three months ended March 31,
	2016 (*)	2017
Result attributable to equity owners of the Company
Atento’s Profit/(loss) attributable to equity owners of the parent from continuing operations (in thousands of U.S. dollars)	(4,328)	8,965
Atento’s Loss attributable to equity owners of the parent from discontinued operations (in thousands of U.S. dollars)	(432)	-
Weigthed average number of ordinary shares	73,751,131	73,909,056
Basic (loss)/earnings per share from continuing operations (in U.S. dollars)	(0.06)	0.12
Basic loss per share from discontinued operations (in U.S. dollars)	(0.01)	-

Diluted results per share are calculated by adjusting the weighted average number of ordinary shares outstanding to reflect the conversion of all dilutive ordinary shares. The weighted average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The share based plan was first granted in October 2014.

	For the three months ended March 31,
	2016 (*)	2017
Result attributable to equity owners of the Company
Atento’s Profit/(loss) attributable to equity owners of the parent from continuing operations (in thousands of U.S. dollars)	(4,328)	8,965
Atento’s Loss attributable to equity owners of the parent from discontinued operations (in thousands of U.S. dollars)	(432)	-
Potential increase in number of ordinary shares outstanding in respect of share-based plan	-	773,502
Adjusted weighted average number of ordinary shares	73,751,131	74,682,558
Diluted (loss)/earnings per share from continuing operations (in U.S. dollars) (1)	(0.06)	0.12
Diluted (loss) per share from discontinued operations (in U.S. dollars) (1)	(0.01)	-

(*) Restated, excluding discontinued operations – Morocco.

(1) As of March 31, 2016 potential 817,797 ordinary shares, relating to the stock option plan were excluded from the calculation of diluted net loss per share, as their effect would dilute the loss per share.

14) RELATED PARTIES

Directors

The directors of the Company as of the date on which the interim consolidated financial statements were prepared are Melissa Bethell, Vishal Jugdeb, Francisco Tosta Valim, Thomas Iannotti, David Garner, Stuart Gent, Devin O’Reilly, and Alejandro Reynal.

At March 31, 2017, Members of Board of Directors have the right to the stock-based compensation, as described in Note 8.

Key management personnel

Key management individuals include those persons empowered and responsible for planning, directing and controlling the Atento Group’s activities, either directly or indirectly.

The following table shows the total remuneration paid to the Atento Group’s key management personnel in the three months ended March 31, 2016 and 2017:

	Thousands of U.S. dollars
	March 31, 2016	March 31, 2017
Total remuneration paid to key management personnel	1,145	1,177

15) CONSOLIDATED SCHEDULES

The following consolidating financial information presents Consolidated Income Statements for the three months ended March 31, 2016 and 2017, Consolidated Statements of Financial Position as of December 31, 2016 and 2017 and Consolidated Statements of Cash Flow for the three months ended March 31,, 2016 and 2017 for: (i) (Atento S.A.) (the “Parent”); (ii) (Luxco 1) (the “Subsidiary Issuers”); (iii) the guarantor subsidiaries; (iv) the non-guarantor subsidiaries; (v) elimination entries necessary to consolidate the Parent with the Subsidiary Issuers, the guarantor and non-guarantor subsidiaries; and (vi) the Company on a consolidated basis. The Subsidiary Issuers and the guarantor and non-guarantor subsidiaries are 100% owned by the Parent, either directly or indirectly. All guarantees are full and unconditional and joint and several. This financial information is being presented in relation to the Company’s guarantee of the payment of principal, premium (if any) and interest on the notes issued by BC Luxco 1 S.A. Refer to Note 10 “Financial Liabilities” for further information of these guaranteed notes. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions.

For the Three Months Ended March 31, 2016

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Revenue	-	-	-	206,917	206,917	208,756	1	415,674
Other operating income	-	-	-	750	750	42	(13)	779
Supplies	-	-	-	(7,176)	(7,176)	(7,767)	(91)	(15,034)
Employee benefit expenses	-	-	(4)	(161,286)	(161,290)	(151,321)	(19)	(312,630)
Depreciation	-	-	-	(5,244)	(5,244)	(5,411)	-	(10,655)
Amortization	-	-	-	(4,856)	(4,856)	(3,115)	(2,701)	(10,672)
Changes in trade provisions	-	-	-	(132)	(132)	(128)	-	(260)
Other operating expenses	(617)	(321)	(24)	(21,041)	(21,065)	(29,579)	123	(51,138)
OPERATING PROFIT/(LOSS)	(617)	(321)	(28)	7,932	7,904	11,477	(2,379)	16,064
Finance income	-	11,798	7,236	926	8,162	1,923	(8,584)	1,501
Finance costs	-	(14,415)	(252)	(15,298)	(15,550)	(10,889)	8,583	(17,856)
Change in fair value of financial instruments	-	482	-	482	482	-	-	482
Net foreign exchange gain/(loss)	(222)	(4,003)	-	(4,335)	(4,335)	1,524	(548)	(3,581)
NET FINANCE EXPENSE	(222)	(6,138)	6,984	(18,225)	(11,241)	(7,442)	(549)	(19,454)
PROFIT/(LOSS) BEFORE TAX	(839)	(6,459)	6,956	(10,293)	(3,337)	4,035	(3,249)	(3,390)
Income tax expense	-	-	-	(2,405)	(2,405)	547	920	(938)
PROFIT/(LOSS) FOR CONTINUING OPERATIONS	(839)	(6,459)	6,956	(12,698)	(5,742)	4,582	(2,329)	(4,328)
LOSS FOR DISCONTINUED OPERATIONS	-	-	-	(432)	(432)	-	-	(432)
PROFIT/(LOSS) FOR THE PERIOD	(839)	(6,459)	6,956	(13,130)	(6,174)	4,582	(2,329)	(4,760)
PROFT/(LOSS) ATTRIBUTABLE TO:
OWNERS OF THE PARENT	(839)	(6,459)	6,956	(13,130)	(6,174)	4,582	(2,329)	(4,760)

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l.

For the Three Months Ended March 31, 2017

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Revenue	-	-	-	200,168	200,168	267,843	(17)	467,994
Other operating income	-	-	-	489	489	280	(13)	756
Supplies	-	-	-	(6,828)	(6,828)	(10,417)	443	(16,802)
Employee benefit expenses	-	-	(3)	(152,567)	(152,570)	(193,241)	37	(345,774)
Depreciation	-	-	-	(4,977)	(4,977)	(6,823)	-	(11,800)
Amortization	-	-	-	(5,480)	(5,480)	(4,771)	(3,375)	(13,626)
Changes in trade provisions	-	-	-	(85)	(85)	(117)	-	(202)
Other operating expenses	(1,148)	(273)	(40)	(22,760)	(22,800)	(31,374)	(449)	(55,771)
Impairment charges	-	-	-	-	-	143	(143)	-
OPERATING PROFIT/(LOSS)	(1,148)	(273)	(43)	7,960	7,917	21,523	(3,517)	24,775
Finance income	22	9,978	7,466	1,096	8,562	2,289	(8,757)	2,116
Finance costs	-	(13,899)	(250)	(14,618)	(14,868)	(11,323)	8,756	(17,435)
Change in fair value of financial instruments	-	44	-	44	44	-	-	44
Net foreign exchange gain/(loss)	12	3,407	-	2,163	2,163	1,103	-	3,278
NET FINANCE EXPENSE	34	(470)	7,216	(11,315)	(4,099)	(7,931)	(1)	(11,997)
PROFIT/(LOSS) BEFORE TAX	(1,114)	(743)	7,173	(3,355)	3,818	13,592	(3,518)	12,778
Income tax expense	-	-	-	(1,768)	(1,768)	(3,138)	1,149	(3,757)
PROFIT/(LOSS) FOR CONTINUING OPERATIONS	(1,114)	(743)	7,173	(5,123)	2,050	10,454	(2,369)	9,021
PROFIT/(LOSS) FOR THE PERIOD	(1,114)	(743)	7,173	(5,123)	2,050	10,454	(2,369)	9,021
PROFT/(LOSS) ATTRIBUTABLE TO:
OWNERS OF THE PARENT	(1,114)	(743)	7,173	(5,123)	2,050	10,398	(2,369)	8,965
NON-CONTROLLING INTEREST	-	-	-	-	-	56	-	56

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l.

As of December 31, 2016

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
ASSETS
NON-CURRENT ASSETS	646,308	945,321	615,724	619,333	1,235,057	452,486	(2,476,228)	802,944
Intangible assets	-	-	-	97,257	97,257	62,795	66,501	226,553
Goodwill	-	-	-	54,589	54,589	79,112	12,314	146,015
Property, plant and equipment	-	-	-	62,553	62,553	102,486	231	165,270
Investments	644,899	312,874	26,177	206,770	232,947	79,846	(1,270,566)	-
Non-current financial assets	1,409	632,447	589,547	130,329	719,876	73,011	(1,287,793)	138,950
Trade and other receivables	1,409	-	-	113	113	18,350	1,039	20,911
Other non-current financial assets	-	556,303	589,547	54,072	643,619	53,331	(1,212,688)	40,565
Derivative financial instruments	-	76,144	-	76,144	76,144	1,330	(76,144)	77,474
Other taxes receivable	-	-	-	-	-	7,815	-	7,815
Deferred tax assets	-	-	-	67,835	67,835	47,421	3,085	118,341
CURRENT ASSETS	4,836	18,650	1,566	340,915	342,481	291,605	(82,898)	574,674
Trade and other receivables	486	6,759	1,559	190,895	192,454	211,305	(37,957)	373,047
Trade and other receivables	479	6,751	1,552	174,516	176,068	205,558	(37,954)	350,902
Current income tax receivable	7	8	7	16,379	16,386	5,747	(3)	22,145
Other taxes receivable	3	120	3	3,579	3,582	2,835	(88)	6,452
Other current financial assets	-	-	-	34,768	34,768	408	(34,036)	1,140
Other financial assets	-	-	-	34,768	34,768	408	(34,036)	1,140
Cash and cash equivalents	4,347	11,771	4	111,673	111,677	77,057	(10,817)	194,035
TOTAL ASSETS	651,144	963,971	617,290	960,248	1,577,538	744,091	(2,559,126)	1,377,618

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l.

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
EQUITY AND LIABILITIES
TOTAL EQUITY	643,412	55,814	586,106	(116,655)	469,451	197,817	(936,291)	430,203
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST	-	-	-	-	-	(718)	-	(718)
OWNERS OF THE PARENT COMPANY	643,412	55,814	586,106	(116,655)	469,451	198,535	(936,291)	430,921
Share capital	46	43	96	43	139	216,709	(216,889)	48
Reserve for acquisition of non-controlling interest	-	-	-	-	-	(1,057)	-	(1,057)
Net investment/Share premium	639,435	24,459	625,624	24,459	650,083	(3)	(674,539)	639,435
Retained earnings/(losses)	(23,911)	13,689	57,984	(178,339)	(120,355)	(95,280)	172,259	(53,598)
Translation differences	23,741	(17,116)	(97,598)	2,194	(95,404)	77,715	(182,465)	(193,529)
Cash flow/net investment hedge	-	34,739	-	34,988	34,988	451	(34,657)	35,521
Stock-based compensation	4,101	-	-	-	-	-	-	4,101
NON-CURRENT LIABILITIES	210	889,117	29,367	921,955	951,322	303,562	(1,545,403)	598,808
Deferred tax liabilities	-	-	-	20,477	20,477	22,826	2,294	45,597
Debt with third parties	-	294,067	-	295,498	295,498	184,826	(294,032)	480,359
Non-current payables to Group companies	-	594,866	29,367	599,514	628,881	29,694	(1,253,441)	-
Derivative financial instruments	-	184	-	184	184	-	(184)	184
Provisions and contingencies	-	-	-	4,790	4,790	57,412	7,693	69,895
Non-trade payables	210	-	-	1,492	1,492	4,063	(5,147)	618
Option for the acquisition of non-controlling interest	-	-	-	-	-	1,057	-	1,057
Other taxes payable	-	-	-	-	-	3,684	(2,586)	1,098
CURRENT LIABILITIES	7,522	19,040	1,817	154,948	156,765	243,051	(77,771)	348,607
Debt with third parties	-	10,875	-	15,294	15,294	43,686	(15,279)	54,576
Current payables to Group companies	-	7,477	-	-	-	26,800	(34,277)	-
Trade and other payables	7,522	688	1,817	129,654	131,471	166,989	(27,357)	279,313
Trade payables	7,083	551	74	45,971	46,045	45,762	(24,173)	75,268
Income tax payable	7	7	7	3,569	3,576	14	426	4,030
Other taxes payables	97	31	3	34,200	34,203	34,063	406	68,800
Other non-trade payables	335	99	1,733	45,914	47,647	87,150	(4,016)	131,215
Current provisions	-	-	-	10,000	10,000	5,576	(858)	14,718
TOTAL EQUITY AND LIABILITIES	651,144	963,971	617,290	960,248	1,577,538	744,430	(2,559,465)	1,377,618

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l.

As of March 31, 2017

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
ASSETS
NON-CURRENT ASSETS	532,877	955,655	631,611	611,781	1,243,392	460,014	(1,441,674)	794,609
Intangible assets	-	-	-	97,540	97,540	61,924	64,969	224,433
Goodwill	-	-	-	56,106	56,106	79,406	12,707	148,219
Property, plant and equipment	-	-	-	60,298	60,298	100,379	-	160,677
Investments	531,448	312,874	26,177	206,770	232,947	79,846	(844,241)	-
Non-current financial assets	1,429	642,781	605,434	119,391	724,825	80,782	(676,030)	131,006
Trade and other receivables	1,429	-	-	115	115	21,834	(1,948)	21,430
Other non-current financial assets	-	578,630	605,434	55,125	660,559	58,312	(674,082)	44,789
Derivative financial instruments	-	64,151	-	64,151	64,151	636	-	64,787
Other taxes receivable	-	-	-	-	-	8,014	-	8,014
Deferred tax assets	-	-	-	71,676	71,676	49,663	921	122,260
CURRENT ASSETS	4,192	8,969	1,609	351,605	353,214	328,495	(72,343)	613,558
Trade and other receivables	460	6,968	1,581	215,351	216,932	246,996	(35,921)	428,467
Trade and other receivables	453	6,959	1,574	196,586	198,160	239,466	(35,927)	402,152
Current income tax receivable	7	9	7	18,765	18,772	7,530	6	26,315
Other taxes receivable	9	130	9	8,535	8,544	4,488	-	13,041
Other current financial assets	-	-	-	37,278	37,278	324	(36,496)	1,106
Other financial assets	-	-	-	37,278	37,278	324	(36,496)	1,106
Cash and cash equivalents	3,723	1,871	19	90,441	90,460	76,687	74	170,944
TOTAL ASSETS	537,069	964,624	633,220	963,386	1,596,606	788,509	(1,514,017)	1,408,167

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l.

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
EQUITY AND LIABILITIES
TOTAL EQUITY	528,822	44,609	601,276	(131,848)	469,428	208,678	(765,134)	441,794
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST	-	-	-	-	-	(672)	-	(672)
OWNERS OF THE PARENT COMPANY	528,822	44,609	601,276	(131,848)	469,428	209,350	(765,134)	442,466
Share capital	46	43	96	43	139	216,833	(216,970)	48
Reserve for acquisition of non-controlling interest	-	-	-	-	-	(1,087)	-	(1,087)
Share premium	639,419	24,459	625,624	24,459	650,083	(4)	(650,063)	639,435
Retained earnings/(losses)	(22,345)	13,142	36,932	(131,022)	(94,090)	(119,702)	191,504	(44,633)
Translation differences	(92,999)	(17,117)	(61,376)	(49,410)	(110,786)	113,879	(89,952)	(179,858)
Cash flow/net investiment hedge	-	24,082	-	24,082	24,082	(569)	347	23,860
Stock-based compensation	4,701	-	-	-	-	-	-	4,701
NON-CURRENT LIABILITIES	213	905,907	30,037	936,592	966,629	310,598	(684,948)	592,492
Deferred tax liabilities	-	-	-	20,476	20,476	22,909	1,163	44,548
Debt with third parties	-	294,498	-	295,826	295,826	178,304	1	474,131
Non-current payables to Group companies	-	610,893	30,037	615,686	645,723	32,835	(678,558)	-
Derivative financial instruments	-	516	-	516	516	-	-	516
Provisions and contingencies	-	-	-	2,765	2,765	67,895	(1)	70,659
Non-trade payables	213	-	-	1,323	1,323	4,115	(5,204)	447
Option for the acquisition of non-controlling interest	-	-	-	-	-	1,087	-	1,087
Other taxes payable	-	-	-	-	-	3,453	(2,349)	1,104
CURRENT LIABILITIES	8,034	14,443	1,906	158,755	160,661	268,899	(63,713)	373,881
Debt with third parties	-	5,613	-	11,992	11,992	57,957	(4,257)	65,692
Current payables to Group companies	-	8,203	-	-	-	26,800	(26,800)	-
Trade and other payables	8,034	627	1,906	138,812	140,718	179,485	(33,378)	294,859
Trade payables	7,474	529	75	45,710	45,785	59,957	(25,123)	88,093
Income tax payables	7	7	7	4,877	4,884	1,829	(1)	6,719
Other taxes payables	302	20	10	36,243	36,253	33,170	-	69,725
Other non-trade payables	251	71	1,814	51,982	53,796	84,529	(8,254)	130,322
Current provisions	-	-	-	7,951	7,951	4,657	722	13,330
TOTAL EQUITY AND LIABILITIES	537,069	964,959	633,219	963,499	1,596,718	788,175	(1,513,795)	1,408,167

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l.

For the Three Ended March 31, 2016

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Operating activities
Profit/(loss) before tax	(838)	(6,941)	6,957	(11,249)	(4,292)	4,036	4,237	(3,798)
Adjustments to reconcile profit/(loss) before tax to net cash flows:
Amortization and depreciation	-	-	-	10,425	10,425	8,526	2,700	21,651
Impairment losses	-	-	-	132	132	128	-	260
Change in provisions	-	-	-	(182)	(182)	2,013	-	1,831
Grants released to income	-	-	-	(78)	(78)	-	-	(78)
(Gains)/losses on disposal of fixed assets	-	-	-	25	25	(148)	-	(123)
Finance income	-	(11,798)	(7,236)	(926)	(8,162)	(1,923)	20,382	(1,501)
Finance costs	-	14,415	251	15,300	15,551	10,889	(22,997)	17,858
Net foreign exchange differences	222	4,485	-	4,848	4,848	(1,524)	(4,483)	3,548
Change in fair value of financial instruments	-	(482)	-	(482)	(482)	-	482	(482)
Changes in other (gains)/losses and own work capitalized	-	-	-	(4)	(4)	(329)	-	(333)
	222	6,620	(6,985)	29,058	22,073	17,632	(3,916)	42,631
Changes in working capital:
Changes in trade and other receivables	5	(353)	-	(20,818)	(20,818)	(20,609)	1,684	(40,091)
Changes in trade and other payables	259	(187)	43	10,745	10,788	10,124	(993)	19,991
Other assets/(payables)	(247)	435	(21)	(16,347)	(16,368)	(1,152)	(585)	(17,917)
	17	(105)	22	(26,420)	(26,398)	(11,637)	106	(38,017)

Interest paid	-	(11,064)	-	(11,445)	(11,445)	(3,229)	11,064	(14,674)
Interest received	-	1,112	-	1,189	1,189	(935)	(1,112)	254
Income tax paid	-	-	-	(5,539)	(5,539)	(981)	(1)	(6,521)
Other payments	-	-	-	(288)	(288)	(2,453)	-	(2,741)
	-	(9,952)	-	(16,083)	(16,083)	(7,598)	9,951	(23,682)
Net cash flow from/(used in) operating activities	(599)	(10,378)	(6)	(24,694)	(24,700)	2,433	10,378	(22,866)
Investment activities
Payments for acquisition of intangible assets	-	-	-	-	-	(5,228)	-	(5,228)
Payments for acquisition of property, plant and equipment	-	-	-	(6,846)	(6,846)	(7,014)	-	(13,860)
Proceeds from sale of intangible assets	-	-	-	18	18	-	-	18
Proceeds from sale of property, plant and equipment	-	-	-	6	6	-	-	6
Net cash flow used in investment activities	-	-	-	(6,822)	(6,822)	(12,242)	-	(19,064)
Financing activities
Proceeds from borrowing from group companies	-	(6,635)	19	(19)	-	-	6,635	-
Repayment of borrowing from third parties	-	-	-	(56)	(56)	(1,807)	-	(1,863)
Repayment of borrowing from group companies	-	17,250	-	-	-	-	(17,250)	-
Net cash flow provided by/(used in) financing activities	-	10,615	19	(75)	(56)	(1,807)	(10,615)	(1,863)
Net increase/(decrease) in cash and cash equivalents	(599)	237	13	(31,591)	(31,578)	(11,616)	(237)	(43,793)
Exchange differences	262	-	-	2,824	2,824	5,310	4	8,400
Cash and cash equivalents at beginning of period	5,724	23,360	10	121,859	121,869	56,352	(23,285)	184,020
Cash and cash equivalents at end of period	5,387	23,597	23	93,092	93,115	50,046	(23,518)	148,627

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l.

For the Three Ended March 31, 2017

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Operating activities
Profit/(loss) before tax	(1,114)	(743)	7,173	(3,355)	3,818	13,962	(3,888)	12,778
Adjustments to reconcile profit/(loss) before tax to net cash flows:
Amortization and depreciation	-	-	-	10,457	10,457	11,609	3,360	25,426
Impairment losses	-	-	-	85	85	(19)	136	202
Change in provisions	-	-	-	457	457	3,361	(33)	3,785
Grants released to income	-	-	-	(80)	(80)	-	-	(80)
(Gains)/losses on disposal of fixed assets	-	-	-	-	-	(27)	-	(27)
Finance income	(22)	(9,978)	(7,466)	(1,096)	(8,562)	(2,295)	8,763	(2,116)
Finance costs	-	13,899	250	14,619	14,869	11,380	(8,814)	17,435
Net foreign exchange differences	(12)	(3,405)	-	(2,257)	(2,257)	(6,252)	5,243	(3,278)
Change in fair value of financial instruments	-	(44)	-	(44)	(44)	-	-	(44)
Changes in other (gains)/losses and own work capitalized	-	-	-	143	143	1,877	(737)	1,283
	(34)	472	(7,216)	22,284	15,068	19,634	7,918	42,586
Changes in working capital:
Changes in trade and other receivables	32	(208)	-	(13,826)	(13,826)	(23,700)	2,805	(34,689)
Changes in trade and other payables	444	(61)	63	5,659	5,722	7,265	17	13,448
Other assets/(payables)	56	(244)	(23)	(9,039)	(9,062)	(2,212)	(4,353)	(15,571)
	532	(513)	40	(17,206)	(17,166)	(18,647)	(1,531)	(36,812)

Interest paid	-	(11,064)	-	(11,300)	(11,300)	(4,778)	16	(16,062)
Interest received	19	1,466	-	1,643	1,643	682	1	2,345
Income tax paid	-	-	-	(4,968)	(4,968)	(280)	(445)	(5,693)
Other payments	-	-	-	(4,924)	(4,924)	(3,536)	-	(8,460)
	19	(9,598)	-	(19,549)	(19,549)	(7,912)	(428)	(27,870)
Net cash flow from/(used in) operating activities	(597)	(10,382)	(3)	(17,826)	(17,829)	7,037	2,071	(9,318)
Investment activities
Payments for acquisition of intangible assets	-	-	-	(2,337)	(2,337)	(709)	(749)	(3,795)
Payments for acquisition of property, plant and equipment	-	-	-	(3,244)	(3,244)	(6,405)	(655)	(10,304)
Proceeds form sale of intangible assets	-	-	-	(15)	(15)	-	30	15
Proceeds form sale of property, plant and equipment	-	-	-	(22)	(22)	-	44	22
Net cash flow used in investment activities	-	-	-	(5,618)	(5,618)	(7,114)	(1,330)	(14,062)
Financing activities
Proceeds from borrowing from third parties	-	-	-	2,039	2,039	-	-	2,039
Proceeds from borrowing from group companies	(3,193)	(18)	18	(31)	(13)	1,998	1,208	-
Repayment of borrowing from third parties	-	-	-	(2,306)	(2,306)	(5,822)	-	(8,128)
Repayment of borrowing from group companies	3,228	500	-	(1,551)	(1,551)	219	(1,896)	-
Net cash flow provided by/(used in) financing activities	35	482	18	(1,849)	(1,831)	(3,605)	(688)	(6,089)
Net increase/(decrease) in cash and cash equivalents	(562)	(9,900)	15	(25,293)	(25,278)	(3,682)	53	(29,469)
Exchange differences	62	-	-	4,061	4,061	2,229	26	6,378
Cash and cash equivalents at beginning of period	4,347	11,771	4	111,673	111,677	77,057	954	194,035
Cash and cash equivalents at end of period	3,723	1,871	19	90,441	90,460	75,604	1,157	170,944

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l.

16. OTHER INFORMATION

a.             Guarantees and commitments

At March 31, 2017, the Atento Group has guarantees and commitments to third parties amounting to 318,323 thousand U.S. dollars (320,300 thousand U.S. dollars at December 31, 2016).

The Company’s directors do not believe that any contingencies will arise from these guarantees other than those already recognized.

The total amount of operating lease expenses recognized in the interim consolidated income statements for the three months ended March 31, 2017 was 869 thousand U.S. dollars (986 thousand U.S. dollars at March 31, 2016).

There are no contingent payments on operating leases recognized in the interim consolidated income statements for the three months ended March 31, 2016 and 2017.

The operating leases where the Company acts as lessee are mainly on premises intended for use as call centers. These leases have various termination dates, with the latest terminating in 2026. As of March 31, 2017, the payment commitment for the early cancellation of these leases is 137,519 thousand U.S. dollars (122,480 thousand U.S. dollars at December 31, 2016).

17. EVENTS AFTER THE REPORTING PERIOD

On April 27, 2017, the subsidiary Atento Brasil made a $26.7 million (R$84.7 million) voluntary principal prepayment on its Brazilian debentures. The debt prepayment reduces the outstanding principal amount of the Brazilian debentures to $134.9 million (R$428,4 million) as of April 27, 2017.

PART II - OTHER INFORMATION

LEGAL PROCEEDINGS

See Note 11 to the Interim Consolidated Financial Statements.

RISK FACTORS

Beyond the risk factors disclosed in Item 3.D of our Annual Report on Form 20-F (the “20-F”) for the year ended December 31, 2016, the Company also identified the additional factor:

In recent years there has been considerable changes in the tax policy in Brazil, including tax increases that has impacted our business and further changes have been proposed.

Brazilian companies across multiple industries, including us, have historically received certain tax and other government-granted benefits, including certain payroll tax exemptions. However, these exemptions may not be maintained or renewed and there are no assurance that we will be able to obtain new incentives.  Further, in an attempt to close a budget deficit, the Brazilian government has been evaluating various changes in fiscal and monetary policy. On March 30, 2017, it was announced that a provisional measure would be introduced to eliminate an important payroll tax exemption implemented in 2011, resulting in a new fixed tax on our operations in Brazil ranging from 2% to 4% of revenues.  At this time, we do not know whether the new provision will become operative or what impact it will have on our business. Uncertainty over whether possible changes in policies or rules affecting these or other factors may contribute to economic uncertainties in Brazil, which could adversely affect our business, financial condition, results of operation and prospects.

For additional information see the sections entitled “Risk Factors” and “Cautionary Statement with respect to Forward-Looking Statements” in our Annual Report on the 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.

Date: May 9, 2017

By:      /s/ Alejandro Reynal

Name: Alejandro Reynal

Title:   Chief Executive Officer

By:      /s/ Mauricio Montilha

Name: Mauricio Montilha

Title:   Chief Financial Officer